Exhibit 99.1

CREDICORP LTD. AND SUBSIDIARIES

Interim condensed consolidated financial statements

As of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

CREDICORP LTD. AND SUBSIDIARIES

Interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

Content	Pages

Interim condensed consolidated statement of financial position	1

Interim condensed consolidated statement of income	2 - 3

Interim condensed consolidated statement of comprehensive income	4

Interim condensed consolidated statement of changes in net equity	5

Interim condensed consolidated statement of cash flows	6 - 8

Notes to the interim condensed consolidated financial statements	9 - 104

US$	=	United States dollar
S/	=	Sol

CREDICORP LTD. AND SUBSIDIARIES

Interim condensed consolidated statement of financial position

As of March 31, 2020 (unaudited) and December 31, 2019 (audited)

		As of March 31,	As of December
	Note	2020	31, 2019
		S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing		6,787,357	6,177,356
Interest-bearing		19,538,429	19,809,406
	4	26,325,786	25,986,762

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	4,424,345	4,288,524

Investments:
At fair value through profit or loss	6(a)	4,185,638	3,850,762

At fair value through other comprehensive income		25,836,140	24,614,050
At fair value through other comprehensive income pledged as collateral		2,552,232	1,588,673
	6(b)	28,388,372	26,202,723

Amortized cost		2,706,190	1,907,738
Amortized cost pledged as collateral		1,536,453	1,569,308
	6(c)	4,242,643	3,477,046

Loans, net:	7
Loans, net of unearned income		120,708,515	115,609,679
Allowance for loan losses		(5,931,772)	(5,123,962)
		114,776,743	110,485,717

Financial assets designated at fair value through profit or loss	8	559,321	620,544
Premiums and other policies receivable	9(a)	822,669	838,731
Accounts receivable from reinsurers and coinsurers	9(b)	787,672	791,704
Property, furniture and equipment, net	10	1,397,089	1,428,173
Due from customers on acceptances		555,598	535,222
Intangible assets and goodwill, net	11	2,424,404	2,552,274
Right-of-use assets, net	12(a)	805,997	839,086
Deferred tax assets, net		805,589	520,953
Other assets	13	7,320,023	5,458,470
Total assets		197,821,889	187,876,691

Liabilities

Deposits and obligations:	14
Non-interest-bearing		38,482,377	33,830,166
Interest-bearing		81,081,168	78,175,219
		119,563,545	112,005,385

Payables from repurchase agreements and securities lending	5(b)	8,254,726	7,678,016
Due to banks and correspondents	15	9,854,630	8,841,732
Banker’s acceptances outstanding		555,598	535,222
Accounts payable to reinsurers	9(b)	198,473	216,734
Lease liabilities	12(b)	838,248	847,504
Financial liabilities at fair value through profit or loss		533,146	493,700
Technical reserves for insurance claims and premiums	16	9,975,945	9,950,233
Bonds and notes issued	17	15,178,148	14,946,363
Deferred tax liabilities, net		94,744	134,204
Other liabilities	13	9,051,875	5,481,288
Total liabilities		174,099,078	161,130,381

Equity, net	18
Equity attributable to Credicorp´s equity holders:
Capital stock		1,318,993	1,318,993
Treasury stock		(209,309)	(207,839)
Capital surplus		165,188	226,037
Reserves		21,360,272	19,437,645
Other reserves		359,565	1,088,189
Retained earnings		210,930	4,374,935
		23,205,639	26,237,960

Non-controlling interest		517,172	508,350
Total equity, net		23,722,811	26,746,310

Total liabilities and net equity		197,821,889	187,876,691

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

Interim condensed consolidated statement of income

For the three-month periods ended March 31, 2020 and 2019 (unaudited)

		For the three-month periods ended March 31,
		2020	2019
		S/(000)	S/(000)
Interest and similar income	22	3,163,609	3,001,674
Interest and similar expenses	22	(784,309)	(804,506)
Net interest, similar income and expenses		2,379,300	2,197,168

Provision for credit losses on loan portfolio	7(c)	(1,388,711)	(453,285)
Recoveries of written-off loans		47,230	70,074
Provision for credit losses on loan portfolio, net of recoveries		(1,341,481)	(383,211)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		1,037,819	1,813,957

Other income
Commissions and fees	23	760,329	782,922
Net gain on foreign exchange transactions		166,983	178,423
Net (loss) gain on securities	24	(101,408)	128,331
Net gain (loss) on derivatives held for trading		35,430	(2,434)
Net (loss) gain from exchange differences		(21,240)	13,490
Others	29	117,770	75,605
Total other income		957,864	1,176,337

Insurance underwriting result
Net premiums earned	25	627,935	584,209
Net claims incurred for life, general and health insurance contracts	26	(373,502)	(383,817)
Acquisition cost		(112,507)	(91,281)
Total insurance underwriting result		141,926	109,111

Other expenses
Salaries and employee benefits	27	(891,183)	(834,317)
Administrative expenses	28	(539,644)	(538,157)
Depreciation and amortization		(125,150)	(105,643)
Depreciation for right-of-use assets		(46,598)	(25,682)
Others	29	(176,060)	(50,177)
Total other expenses		(1,778,635)	(1,553,976)

Interim condensed consolidated statement of income (continued)

		For the three-month periods ended March 31,
		2020	2019
		S/(000)	S/(000)
Profit before income tax		358,974	1,545,429
Income tax		(145,799)	(422,165)
Net profit		213,175	1,123,264

Attributable to:
Credicorp’s equity holders		209,274	1,100,867
Non-controlling interest		3,901	22,397
		213,175	1,123,264

Net basic and dilutive earnings per share attributable to Credicorp's equity holders (in Soles):

Basic	30	2.64	13.86
Diluted	30	2.63	13.84

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

Interim condensed consolidated statement of comprehensive income

For the three-month periods ended March 31, 2020 and 2019 (unaudited)

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Net profit for the period	213,175	1,123,264
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments at fair value through other comprehensive income	(990,349)	308,328
Income tax	56,367	(11,008)
	(933,982)	297,320

Net movement on cash flow hedges	(18,718)	(11,077)
Income tax	5,229	3,066
	(13,489)	(8,011)

Other reserves	168,315	-
	168,315	-

Exchange differences on translation of foreign operations	(60,068)	(30,614)
	(60,068)	(30,614)

Total	(839,224)	258,695

Not to be reclassified to profit or loss in subsequent periods:

Net gain in equity instruments designated at fair value through other comprehensive income	96,090	167,607
Income tax	4,402	(570)
	100,492	167,037

Total	100,492	167,037

Total other comprehensive income	(738,732)	425,732

Total comprehensive income for the period, net of income tax	(525,557)	1,548,996

Attributable to:
Credicorp's equity holders	(519,350)	1,521,298
Non-controlling interest	(6,207)	27,698
	(525,557)	1,548,996

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

Interim condensed consolidated statement of changes in net equity

For the three-month periods ended March 31, 2020 and 2019 (unaudited)

	Attributable to Credicorp's equity holders
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the interim condensed consolidated statement of income
	Capital stock	Shares of the Group	Share- based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2019	1,318,993	(204,353)	(3,641)	246,194	17,598,556	452,551	229,470	(3,161)	-	29,593	4,175,041	23,839,243	426,833	24,266,076

Changes in equity in 2019 -
Net profit for the period	-	-	-	-	-	-	-	-	-	-	1,100,867	1,100,867	22,397	1,123,264
Other comprehensive income	-	-	-	-	-	167,034	291,839	(7,831)	-	(30,611)	-	420,431	5,301	425,732
Total comprehensive income	-	-	-	-	-	167,034	291,839	(7,831)	-	(30,611)	1,100,867	1,521,298	27,698	1,548,996
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	-	1,858,811	-	-	-	-	-	(1,858,811)	-	-	-
Dividend distribution, Note 18(d)	-	-	-	-	-	-	-	-	-	-	(1,595,229)	(1,595,229)	-	(1,595,229)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(40,519)	(40,519)
Purchase of treasury stock, Note 18(b)	-	-	(1,814)	(101,411)	-	-	-	-	-	-	-	(103,225)	-	(103,225)
Share-based payment transactions	-	-	2,055	77,566	(48,491)	-	-	-	-	-	-	31,130	-	31,130
Others	-	(144)	-	-	-	-	-	-	-	-	(982)	(1,126)	1,884	758
Balances as of March 31, 2019	1,318,993	(204,497)	(3,400)	222,349	19,408,876	619,585	521,309	(10,992)	-	(1,018)	1,820,886	23,692,091	415,896	24,107,987

Balances as of January 1, 2020	1,318,993	(204,388)	(3,451)	226,037	19,437,645	550,065	1,255,988	(30,104)	(658,491)	(29,269)	4,374,935	26,237,960	508,350	26,746,310

Changes in equity in 2020 -
Net profit for the period	-	-	-	-	-	-	-	-	-	-	209,274	209,274	3,901	213,175
Other comprehensive income	-	-	-	-	-	100,674	(922,718)	(13,187)	166,206	(59,599)	-	(728,624)	(10,108)	(738,732)
Total comprehensive income	-	-	-	-	-	100,674	(922,718)	(13,187)	166,206	(59,599)	209,274	(519,350)	(6,207)	(525,557)
Transfer of retained earnings to reserves, Note 18(c)	-	-	-	-	1,977,091	-	-	-	-	-	(1,977,091)	-	-	-
Dividend distribution, Note 18(d)	-	-	-	-	-	-	-	-	-	-	(2,392,844)	(2,392,844)	-	(2,392,844)
Dividends paid to interest non-controlling of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(799)	(799)
Purchase of treasury stock, Note 18(b)	-	-	(3,356)	(148,543)	-	-	-	-	-	-	-	(151,899)	-	(151,899)
Share-based payment transactions	-	-	2,709	87,694	(54,464)	-	-	-	-	-	-	35,939	-	35,939
Others	-	(823)	-	-	-	-	-	-	-	-	(3,344)	(4,167)	15,828	11,661
Balances as of March 31, 2020	1,318,993	(205,211)	(4,098)	165,188	21,360,272	650,739	333,270	(43,291)	(492,285)	(88,868)	210,930	23,205,639	517,172	23,722,811

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

Interim condensed consolidated statement of cash flows

For the three-month periods ended March 31, 2020 and 2019 (unaudited)

		For the three-month periods ended March 31,
	Note	2020	2019
		S/000	S/000
CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the period		213,175	1,123,264

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(c)	1,388,711	453,285
Depreciation and amortization		125,150	105,643
Depreciation of right-of-use assets		46,598	25,682
Depreciation of investment properties	13(e)	1,682	6,727
Deferred (income) expense tax	19(b)	(212,846)	42,449
Adjustment of technical reserves	25(a)	57,539	246,699
Net loss (gain) on securities	24	101,408	(128,331)
Provision for sundry risks	29	5,772	6,195
Loss (gain) on financial assets designated at fair value through profit and loss	25(a)	98,243	(47,242)
Net (gain) loss of trading derivatives		(35,430)	2,434
Net income from sale of property, furniture and equipment	29	(10,319)	-
Net (gain) loss from sale of seized and recovered assets	29	(1,312)	5,533
Expense for share-based payment transactions	27	20,120	26,390
Others		21,240	(13,490)
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(4,319,772)	1,269,838
Investments at fair value through profit or loss		(374,935)	(574,837)
Investments at fair value through other comprehensive income		(2,882,465)	(1,499,324)
Cash collateral, reverse repurchase agreements and securities borrowings		(10,460)	3,363
Other assets		(696,212)	(546,345)
Net increase (decrease) in liabilities
Deposits and obligations		5,812,631	(114,193)
Due to Banks and correspondents		824,889	(1,159,531)
Payables from repurchase agreements and securities lending		549,499	(581,787)
Bonds and notes issued		(108,479)	202,622
Short-term and low-value lease payments		(22,418)	(18,843)
Other liabilities		3,051,336	2,600,039
Income tax paid		(392,399)	(393,582)
Net cash flow from operating activities		3,250,946	1,042,658

Interim condensed consolidated statement of cash flows (continued)

		For the three-month periods ended March 31,
	Note	2020	2019
		S/000	S/000
NET CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, furniture and equipment		22,453	2,197
Purchase of property, furniture and equipment		(15,348)	(32,084)
Purchase of investment property	13(e)	(6,595)	23
Purchase of intangible assets		(79,958)	(54,298)
Purchase of investment at amortized cost		(1,273,186)	(403,523)
Proceeds from sale and reimbursement of investment to amortized cost		338,099	1,439,604
Net cash flows from investing activities		(1,014,535)	951,919

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18(d)	(2,392,844)	(1,595,229)
Dividends paid to non-controlling interest of subsidiaries		(799)	(40,519)
Principal payments of leasing contracts		(42,282)	(40,335)
Interest payments of leasing contracts		(7,803)	(5,985)
Purchase of treasury stock	18(b)	(151,899)	(103,225)
Net cash flows from financing activities		(2,595,627)	(1,785,293)

Net (decrease) increase of cash and cash equivalents before effect of changes in exchange rate		(359,216)	209,284
Effect of changes in exchange rate of cash and cash equivalents		697,368	(257,967)
Cash and cash equivalents at the beginning of the period		25,974,042	22,160,803
Cash and cash equivalents at the end of the period		26,312,194	22,112,120

Additional information from cash flows
Interest received		3,196,720	3,022,022
Interest paid		(817,727)	(790,420)

Interim condensed consolidated statement of cash flows (continued)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
For the three-month period ended March 31, 2020	As of January 1, 2020	New issues	Amortization of principal	Exchange difference	Others	As of March 31, 2020
Subordinated bonds:
Amortized cost	4,387,743	–	–	149,395	1,583	4,538,721
	4,387,743	–	–	149,395	1,583	4,538,721

		Changes that generate cash flows		Changes that do not generate cash flows
For the three-month period ended March 31, 2019	As of January 1, 2019	New issues	Amortization of principal	Exchange difference	Others	As of March 31, 2019
Subordinated bonds:
Amortized cost	5,424,401	–	–	(92,949)	3,649	5,335,101
	5,424,401	–	–	(92,949)	3,649	5,335,101

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

Notes to the interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp” or “the Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policies and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, provides a wide range of financial, insurance and health services and products mainly throughout Peru and in certain other countries (See Note 3(b)). Its major subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank. Credicorp’s address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, administration offices of its representative in Peru are located in Calle Centenario Nº156, La Molina, Lima, Peru.

Credicorp is listed on the Lima and New York stock exchanges.

The consolidated financial statements as of December 31, 2019 and for the year then ended were approved by the Board of Directors on February 27, 2020. The interim condensed consolidated financial statements as of March 31, 2020 and for the three-month periods ended March 31, 2020 were approved by the Management on June 4, 2020 and will be submitted for their final approval by the Board of Directors; in Management’s opinion, these will be approved without modifications.

2	SIGNIFICANT TRANSACTIONS

a)	Main acquisitions, incorporations and mergers

During the first quarter of 2020, the Group have not performed any significant transaction of acquisitions, incorporations and mergers.

b)	The outbreak of the new coronavirus (hereinafter “COVID-19”)

A more recent event that implies risks for the Peruvian economy and our result of operations is the ongoing outbreak of COVID-19, which was first reported in Wuhan, China, on December 31, 2019. Due to the nature of the outbreak, strong measures to mitigate COVID-19 contagion have been taken by governments all around the world, which include closed international borders and severe mobility restrictions (quarantines). As a result, global gross domestic product (GDP) is estimated to contract severely in 2020 (lowest since the Great Depression of 1929), which affects Peru’s main trade partners, including China and the U.S. Moreover, Peru’s exports prices will also be affected due to lower global demand.

As a result of COVID-19, the economies in which Credicorp operates (mainly Peru, Colombia and Bolivia) will be severely disrupted by two factors: (i) the effect on the global economy (economic growth of our main trade partners like China and the U.S., as well as lower commodity prices), and (ii) the local effect of government measures to stop the COVID-19 outbreak. Estimates suggest that around 60% of GDP growth volatility in Peru is explained by external factors.

In Bolivia, acting president established a state of emergency on March 21, 2020 ordering a nation-wide quarantine, in which the public and private activities were suspended until May 10, 2020. Later, the government resolved have a conditional and a dynamic regional quarantine based on the three risks levels (high, medium and low) until June 30, 2020. The low reproduction rate of COVID-19 in high altitude areas could be a positive factor helping Bolivia to maintain the cases at a low level.

To cope with the economic shock due to COVID-19, Bolivia’s government announced fiscal and monetary measures, including monetary transfers for the unemployed and for families with children, coverage of basic services, credits to companies to cover the payment of wages, and a Microcredit Support Program. In addition, the Central Bank injected liquidity into the local market.

In Colombia, the president established the state of emergency on March 23, 2020. The lockdown has been extended until July 1, 2020. However, sectors such as manufacturing and construction (which account for 10% of GDP) were recently reactivated to minimize the economic shock. The COVID-19 pandemic occurred while the economy was in a process of gradual recovery due to the drop in the price of oil. Further, Colombia has the highest level of current account deficit in the region (4.3% of GDP in 2019) while public debt has been expanding over the last years (50% of GDP in 2019). In addition, the government faces the potential loss of their investment grade rating after S&P and Fitch gave the country a BBB- rating with a negative outlook. Finally, a decrease in exports due to the COVID-19 will be a significant challenge for Colombia to overcome this year.

To cope with the economic shock due to COVID-19, Colombia’s government gradually implemented fiscal measures such as wage subsidies, deferment of payment of corporate income taxes and social transfers. On the monetary side, the Central Bank has injected close to 1.4% of GDP in liquidity into the local market, and the Central Bank cut the reference rate by 100 basis points to 3.25%, the lowest rate since 2013 and the first cut in almost two years.

In Peru, the president established a state of emergency on March 16, 2020, and ordered a general lockdown on the country. Minor exceptions were made for key sectors (food supply, health, and banking). The lockdown was initially established for 15 calendar days, but was extended on several occasions, to last until June 30, 2020, for a total of 107 calendar days. Even though the Peruvian economy has one of the strongest macroeconomic fundamentals among emerging markets, the quality of the health system in Peru stands below the region’s average.

In response to the major sanitary and economic shock from COVID-19, the Ministry of Finance, the Central Bank and the Congress have announced and are implementing ample package of measures to mitigate and stimulate the economy for the equivalent of approximately 20% of GDP. The ability to implement measures of this magnitude stems from prudent macroeconomic policies that have been implemented for decades. The measures enacted include tax relief, public spending, access to private savings (pension fund accounts and severance indemnity deposits), and government-backed liquidity programs.

In particular, the government is supporting the business sector through two government-backed programs:

-	“Reactiva Peru” is a liquidity program, implemented through BCRP, that has resources of PEN 60 billion (8% of GDP) and will help mainly small and medium-size companies obtain new working capital and continue operating. The government guarantee coverage level for these loans varies between 80% and 98% for loans between PEN 30 thousand and PEN 10 million. The criteria to establish coverage limits the maximum between three times the contribution to social security during 2019 or one month of average sales in 2019, according to SUNAT. These new loans will have terms of up to 36 months, with up to a 12 month grace period. The interest rates for these loans will be capped according to the auction results published by the Central Bank, which charges a flat 0.5% to participating institutions for the transaction.

-	The Enterprise Support Fund (FAE, by its Spanish initials) program enables banks and microfinance entities to provide Small and Micro businesses loans for up to S/4 billion with government guarantee coverage levels between 90%-98%. This amount represents about 9% of the loan portfolio for SMEs systemwide.

Finally, the Central Bank has lowered its reference rate 200 basis points to 0.25%, a historic minimum, and has provided liquidity for 6 and 12 months through Repo operations since the beginning of March. BCRP has also implemented measures to mitigate exchange rate volatility. Additionally, the SBS has authorized credit extensions for up to 6 months with no effect on client credit ratings.

The COVID-19 pandemic has caused disruptions in the world economy, which, in turn, could disrupt the business of both Credicorp and its customers. Due to the travel restrictions, closed international borders and prolonged lockdown periods decreed by governments around the world to manage the COVID-19 outbreak, Credicorp’s business may be affected.

As of the first quarter of 2020 some of the impacts already generated by COVID-19 at Credicorp are: (i) about 70% of BCP Stand-alone and Mibanco branches are serving nationwide and work at 50% of their capacity; (ii) financial relief measures have been offered to clients, including debt and insurance premium reprograming, cost-free cash management services, COVID-19 health and life insurance coverage and partial reimbursements of premiums on car insurance; (iii) there has been lower business activity as a result of lockdown, (iv) lower reference rates (-200 bps) which impact NIMs; (v) higher market volatility that impact investment portfolios; (vi) lower GDP growth expectations which negatively impact forward looking provisions; and (vii) new expenses including both one-off donations and operating expenses related to crisis management measures.

The impact of the COVID-19 pandemic may adversely affect the credit risk of Credicorp’s investment portfolio and wholesale loan portfolio. In particular, the challenges posed by COVID-19, including reduced business volumes, temporary closures and insufficient liquidity may have a higher impact on clients engaging in certain economic activities such as retail, automobile sales, residential real estate, poultry farming, air travel, tourism, microfinance, transportation and restaurants. As a result, the company expects a downgrade in the financial condition of some of our borrowers, which, in turn, could materially affect Credicorp’s business and result of operations.

The impact of the COVID-19 pandemic may adversely affect the credit risk of Credicorp’s retail and microfinance loan portfolio, due to its effect in SME and individual clients. SME clients may be adversely impacted by the lockdown period and the resulting inability to perform operations and generate cash flows. After the lockdown period, SMEs may also face a period of reduced level of operations because of the restrictions that may be imposed on the reopening of different economic sectors. Individuals may be adversely impacted by an increase of the unemployment rate and the reduction of business operations. As a result, the company expects an adverse effect on the credit quality of its loan portfolio and an increase of the cost of risk.

The unprecedented shocks to the economy and the high level of uncertainty regarding its recovery, as a result of COVID-19 may increase market risk by causing fluctuations in market prices and loss of liquidity of financial instruments, which may have an adverse impact on our investment portfolio.

Prolonged economic stress and market disruptions as a result of COVID-19 may generate pressure on our liquidity management. This increase in liquidity risk may result in limited and/or costly access to financing sources, inability to access capital markets, an increase in draws of outstanding credit lines and a change in the expected level of cash inflow as consequence of large-scale loan reprogramming.

In terms of non-financial risks, given the high rate of contagion of the disease, a significant number of our employees may acquire the virus, which may affect our ability to continue operating. Additionally, due to prolonged lockdowns, some of our critical suppliers may stop providing us with certain key services for business continuity. Finally, since we have adopted a remote work approach, we may be exposed to a greater risk of cybersecurity threats because many of our employees now connect to Credicorp’s systems from outside our controlled technological environments.

The full extent of the effect on Credicorp’s operating and financial results is still difficult to predict due to the uncertainty about the duration and concentration of the outbreak, but the COVID-19 pandemic, or any other health crisis beyond our control, could have a material adverse effect on our business, financial condition and results of operations.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of Credicorp’s interim condensed consolidated financial statements are set out below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

The accompanying interim condensed consolidated financial statements as of March 31, 2020, and for the three-month period ended March 31, 2020, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the annual consolidated audited financial statements for the year ended December 31, 2019 (henceforth “2019 Annual consolidated financial statements”), date February 27, 2020.

The interim condensed consolidated financial statements have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss; which have been measured at fair value.

The interim condensed consolidated financial statements are presented in Soles (S/), which is the functional currency of the Group, and all values are rounded to thousands of soles, except when otherwise indicated.

The preparation of the interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, income and expenses and the disclosure of significant events in notes to the interim condensed consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, the Management expects that the variations, if any, will not have a material impact on the interim condensed consolidated financial statements.

The most significant estimates included in the accompanying interim condensed consolidated financial statements are related to the calculation of the allowance of the expected credit loss on loan portfolio, the valuation of investments, the technical reserves for insurance claims and premiums, the impairment of goodwill , the expected credit loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of share-based payment plans and the valuation of derivative financial instruments. Furthermore, other estimates exist, such as the estimated useful life of intangible assets, property, furniture and equipment and the deferred income tax assets and liabilities.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020, as described below:

(i)	Definition of Material – Amendments to IAS 1 and IAS 8 -

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify:

-	That the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and
-	The meaning of ‘primary users of general-purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

(ii)	Definition of a Business – Amendments to IFRS 3 –

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.

The amendments will likely result in more acquisitions being accounted as asset acquisitions.

(iii)	Revised Conceptual Framework for Financial Reporting –

The IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:

-	Increasing the prominence of stewardship in the objective of financial reporting.
-	Reinstating prudence as a component of neutrality.
-	Refining a reporting entity, which may be a legal entity, or a portion of an entity.
-	Revising the definitions of an asset and a liability.
-	Removing the probability threshold for recognition and adding guidance on derecognition.
-	Adding guidance on different measurement basis, and
-	Stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from January 1, 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.

The modifications indicated above had no impact on the amounts recognized in previous or current periods and are not expected to significantly affect future periods.

b)	Basis of consolidation –

The interim condensed consolidated financial statements of the Group comprise the condensed financial statements of Credicorp and Subsidiaries for all the years presented. The method adopted by the Group to consolidate its Subsidiaries is described in Note 3(b) of the 2019 Annual Consolidated Financial Statements.

As of March 31, 2020 and December 31, 2019, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss) for the three-month periods ended March 31,
		As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019	2020	2019
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	157,270,681	165,072,249	136,994,794	142,514,228	20,275,887	22,558,021	162,642	1,033,387
Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.79	98.79	13,728,994	13,783,515	10,994,137	10,963,533	2,734,857	2,819,982	99,838	78,070
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	8,483,365	6,076,928	7,075,645	4,986,657	1,407,720	1,090,271	436,345	348,530
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermuda	100.00	100.00	4,115,320	4,807,905	3,255,430	3,832,287	859,890	975,618	(7,447)	15,571
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	362,088	386,146	360,885	385,253	1,203	893	310	672

(i)	The main activity of Grupo Crédito is to invest in shares listed in the Peruvian-Stock Exchange and in unlisted shares of Peruvian companies. Below, we present the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss) for the three-month periods ended March 31,
		As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019	2020	2019
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.71	97.71	160,824,748	152,426,848	141,992,056	133,456,760	18,832,692	18,970,088	181,257	937,556
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.96	99.96	11,405,835	10,552,154	10,663,937	9,773,372	741,898	778,782	9,893	16,674
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	982,264	982,591	402,446	284,643	579,818	697,948	(4,079)	57,000
Krealo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	76,637	72,847	40,639	41,765	35,998	31,082	(2,396)	-

a)	BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS").

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Peru oriented towards the micro and small business sector. As of March 31, 2020, the assets, liabilities, equity and net income of Mibanco amount to approximately S/13,529.0 million, S/11,408.0 million, S/2,121.0 million and S/34.0 million, respectively (S/13,741.7 million, S/11,655.7 million, S/2,086.0 million, and S/401.0 million, respectively as of December 31, 2019).

b)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of March 31, 2020, the assets, liabilities, equity and net profit of BCB were approximately S/11,358.7 million, S/10,648.7 million, S/710.0 million and S/7.0 million, respectively (S/10,480.9 million, S/ 9,743.9 million, S/737.0 million and S/79.0 million, respectively as of December 31, 2019).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)	Krealo SpA (hereinafter “Krealo") was established in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Krealo acquired Tenpo SpA and Multicaja Prepago S.A.

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales and Crediseguro Seguros Generales, and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	Its most important Subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(iv)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia, Ultraserfinco S.A. and Banco Compartir S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss) for the three-month periods ended March 31,
	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019	2020	2019
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	2,771,905	3,400,683	2,159,820	2,692,520	612,085	708,163	(2,444)	5,224
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	1,094,288	1,161,991	950,257	1,017,072	144,031	144,919	(5,436)	2,628
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	241,950	228,421	125,208	114,913	116,742	113,508	2,038	2,871

a)	Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons. Its main subsidiary is Credicorp Capital Colombia S.A.

b)	Credicorp Holding Chile was incorporated in Chile on July 18, 2012, and aims to invest for long-term profitable purposes, in corporeal goods (movable and immovable property) and incorporeal, located in Chile or abroad. Its main subsidiary is Credicorp Capital Chile S.A.

c)	Credicorp Capital Holding Perú S.A. was incorporated in Peru on October 30, 2014, and aims to be the Peruvian holding of investment banking. Its main subsidiary Credicorp Capital Perú S.A.A.; which has as its main activity the function of holding shares, participations and transferable securities in general, providing advisory services in corporate and financial matters, and investment in real estate.

(v)	CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 17(a)(vi). These loans are collateralized by transactions performed by BCP.

c)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of March 31, 2020:

(i)	IFRS 17 “Insurance Contracts” -

IFRS 17 was issued in May 2017 in replacement of IFRS 4 “Insurance Contracts”. This standard requires a current measurement model, where estimate are remeasured in each reporting period. The contracts are measured using the building blocks of:

-	Discounted- weighted of probability cash flows
-	An explicit risk adjustment, and
-	A contractual service margin which represents the unearned profit of the contract recognized as income over the coverage.

IFRS 17 applies to all types of insurance contracts (life, non-life and reinsurance insurance), regardless of the type of entities that issue them, as well as certain guarantees and financial instruments with certain discretionary participation characteristics. The general objective of IFRS 17 is to provide an accounting model that is more useful and uniform for insurance entities. Unlike IFRS 4, which relies heavily on the application of existing / local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, which covers all relevant accounting aspects.

The standard permits a choice between recognizing the changes in discount rates, either in the statement of income or directly in other comprehensive income. The choice probably reflects how insurers record their financial assets according to IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model denominated “Variable commissions method” for certain contracts of insurers with life insurance in which the insured share the yields from the underlying elements. Upon applying the variable commissions’ method, the entity’s participation in changes in fair value of the underlying elements is included in the contractual service margin. Therefore, it is probable that the results of the insurers that use this model will be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Also, its implementation will modify the recognition, measurement, presentation and disclosure of insurance contracts having a significant impact on the underlying valuation models, systems, processes, internal controls and other fundamental aspects of the insurance business.

The Group has established governance structures related to the IFRS 17 project with the Audit Committee as the highest instance. As required by the standard, currently, the entities that make up the Group are in the process of determining the impact of their application.

Initially, IFRS 17 would apply to annual periods beginning on or after January 1, 2021; however, on November 14, 2018, the IASB agreed to defer the effective date of application to annual periods beginning on or after January 1, 2022.

(ii)	Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associates and joint ventures”: Sale or contribution of assets between an investor and its associate or joint venture –

The IASB made limited scope amendments to IFRS 10 and IAS 28.

The amendments clarify the accounting treatment of the sales or contribution of assets between an investor and his associates or joint venture. These amendments confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitutes “a business” (as defined in IFRS 3 “Business combinations”).

If the non-monetary assets constitute a business, the investor will recognize the total gain or loss on the sale or contribution of assets. If the assets do not comply with the definition of “business”, the investor will recognize the gain or loss only in proportion to the investor’s investment in the associate or joint venture. The amendments will apply prospectively.

The IASB decided to defer the application date of this amendment until it has completed its research project on the equity method.

The Group is in the process of evaluating the impact of the application of these standards, and to date, it considers that there will be no significant impact on the consolidated financial statements, except for IFRS 17.

Likewise, there are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Group, either in the current or future periods, as well as on expected future transactions.

4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Cash and clearing (b)	5,249,377	4,917,674
Deposits with Central Reserve Bank of Peru (BCRP) (b)	16,626,007	18,367,651
Deposits with Central Bank of Bolivia	927,759	646,865
Deposits with foreign banks (c)	2,598,983	1,408,117
Deposits with local banks (c)	526,810	481,412
Interbank funds	376,289	137,722
Accrued interest	6,969	14,601
Total cash and cash equivalents	26,312,194	25,974,042
Restricted funds	13,592	12,720
Total cash	26,325,786	25,986,762

Cash and cash equivalents presented in the interim condensed consolidated statement of cash flows exclude restricted funds.

b)	Cash and clearing and deposits with Central Reserve Bank of Peru -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp, incorporated in Peru, must keep to be able to honor their obligations with the public. The composition of these funds is as follows:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	9,989,397	13,727,222
Cash in vaults of Bank	4,462,793	4,132,347
Total legal cash requirements	14,452,190	17,859,569

Additional funds
Overnight deposits with Central Reserve Bank of Peru (ii)	6,636,610	4,640,429
Cash in vaults of Bank and others	786,584	785,327
Total additional funds	7,423,194	5,425,756
Total	21,875,384	23,285,325

(i)	As of March 31, 2020, cash and deposits subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 5.01 percent and 35.42 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (5.01 percent and 35.06 percent, respectively, as of December 31, 2019).

In Management's opinion, the Group has complied with the calculation legal cash requirements established by current regulations.

(ii)	As of March 31, 2020, the Group maintains three "overnight" deposits with the BCRP, of which are two denominated in soles for S/690.6 million and one in U.S Dollars for US$1,730.0 million, equivalent to S/5,946.0 million. At said date, the deposit in soles and deposits in U.S Dollars accrue interest at annual rates of 0.25 percent and 0.17 percent, respectively, and have maturities at 1 day.

As of December 31, 2019, the Group maintains three “overnight” deposits with the BCRP, which are one denominated in soles for S/360.0 million and two in U.S Dollars for US$1,291.6 million, equivalent to S/4,280.4 million. At said date, deposit in soles and deposits in U.S Dollars accrue interest at annual rates of 1.00 percent and 1.57 percent, respectively, and have maturities at 2 days.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. dollars; these are cash in hand and earn interest at market rates. As of March 31, 2020 and December 31, 2019 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	3,455,245	3,293,837
Reverse repurchase agreement and security borrowings	969,100	899,435
Receivables for short sales	-	95,252
Total	4,424,345	4,288,524

(i)	As of March 31, 2020, the balance mainly comprises cash collateral for approximately US$835.5 million, equivalent to S/2,871.6 million, delivered to BCRP to secure a borrowing in soles of approximately S/2,822.6 million from the same entity (cash collateral for approximately US$844.5 million, equivalent to S/2,798.7 million, and borrowing of approximately S/2,800.4 million, as of December 31, 2019).

Cash collateral granted bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” of the interim condensed consolidated statement of financial position, see paragraph (c) below.

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		As of March 31, 2020						As of December 31, 2019
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debt instruments (c)			71,284	-	7,282,252	7,353,536	7,736,198		64,900	25,699	6,240,866	6,331,465	6,709,182
Instruments issued by the Colombian Government	Colombian pesos	5.79	462,739	346,918	1,692	811,349	814,101	5.49	135,997	941,431	-	1,077,428	1,077,917
Instruments issued by the Chilean Government	Chilean pesos	0.13	37,544	-	-	37,544	37,675	0.20	130,551	44,411	-	174,962	175,054
Other instruments		0.50	51,961	336	-	52,297	52,524	2.07	70,997	16,809	6,355	94,161	105,086
			623,528	347,254	7,283,944	8,254,726	8,640,498		402,445	1,028,350	6,247,221	7,678,016	8,067,239

c)	As of March 31, 2020 and December 31, 2019, the Group has repurchase agreements secured with: (i) cash, see Note 5(a), and (ii) investments, see Note 6(b). This item consists of the following:

		As of March 31, 2020			As of December 31, 2019
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)
BCRP, Note 5(a)(i)	Soles	April 2020 / March 2023	2,822,600	Cash with BCRP	February 2020 / October 2020	2,800,400	Cash with BCRP
BCRP	Soles	June 2020 / March 2021	2,439,675	Investments	June 2020 / November 2020	1,504,088	Investments
Natixis S.A.	Soles	August 2020 / August 2028	570,000	Investments	August 2020 / August 2028	570,000	Investments
Banco Central de Bolivia	Bolivianos	May 2020 / February 2021	466,354	Cash	May 2020 / February 2021	398,586	Cash
Nomura International PLC	U.S. Dollar	August 2020	274,960	Investments and cash	August 2020	265,120	Investments and cash
Nomura International PLC	U.S. Dollar	August 2020	240,590	Investments and cash	August 2020	231,980	Investments and cash
Citigroup Global Market Limited	U.S. Dollar	August 2026	154,665	Investments	August 2026	149,130	Investments
Citigroup Global Markets Limited	Soles	August 2020	100,000	Investments	August 2020	100,000	Investments
Natixis S.A	U.S. Dollar	August 2026	85,925	Investments	August 2026	82,850	Investments
Banco de la República	Colombian pesos	April 2020	63,265	Investments	January 2020	64,540	Investments
Naitixis	Colombian pesos	October 2020	34,068	-	-	-	-
Other below S/8.0 million	-	April 2020 / April 2033	8,010	Investments	January 2020 / April 2033	64,970	Investments
Accrued interest			93,424			99,801
			7,353,536			6,331,465

As of March 31, 2020, said operations accrue interest at fixed and variable rates between 0.72 percent and 7.20 percent and between Libor 3M + 0.80 percent and Libor 6M + 1.90 percent, respectively, (between 2.6 percent and 7.20 percent and between Libor 3M + 0.80 percent and Libor 6M + 1.90 percent, respectively, as of December 31, 2019). Also, certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), see Note 13(b).

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Government treasury bonds (i)	1,971,197	1,276,573
Mutual funds	831,775	593,552
Restricted mutual funds (ii)	398,111	460,086
Participation in RAL Funds (iii)	328,697	300,398
Corporate bonds	199,285	326,673
Investment funds	89,295	327,659
Royalty Pharma (iv)	79,084	68,584
Central Bank of Chile bonds	64,822	182,540
Shares	41,326	83,085
Subordinated bonds	24,810	80,084
Multilateral organization bonds	17,793	53,353
Others	129,243	93,204
Balance before accrued interest	4,175,438	3,845,791
Accrued interest	10,200	4,971
Total	4,185,638	3,850,762

(i)	As of March 31, 2020 and December 31, 2019, the balance of these instruments includes the following government treasury bonds:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Colombian Treasury bonds	972,857	1,102,865
Peruvian Treasury bonds	768,254	95,308
U.S. treasury and federal agency bonds	128,542	78,400
Panama Treasury bonds	67,173	-
Brasil Treasury bonds	25,652	-
Chile Treasury bonds	6,979	-
Mexico Treasury bonds	1,740	-
Total	1,971,197	1,276,573

(ii)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(iii)	As of March 31, 2020, these funds are approximately S/146.5 million in bolivianos and S/182.2 million in U.S. Dollars (S/166.9 million in bolivianos and S/133.5 million in U.S. Dollars as of December 31, 2019) and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(iv)	It corresponds to participations in RPI International Holding, LP, who invests in a series of subordinate funds whose objective is to invest in Royalty Pharma Investments, an investment fund established under the laws of Ireland. This investment fund is dedicated to buying medical and biotechnology patents. Participations in RPI International Holdings, LP, are not liquid and require authorization for negotiation.

During the period ended March 31, 2020 and March 31, 2019, the Group has received dividends from these participations for S/1,012,164 and S/930,591, respectively; which are presented in the item of “Interest and similar income” of the interim condensed consolidated statement of income.

b)	Investments at fair value through other comprehensive income consist of the following:

	As of March 31, 2020				As of December 31, 2019
		Unrealized gross amount				Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Debts instruments:

Corporate bonds (i)	9,380,090	495,928	(366,679)	9,509,339	7,974,080	706,394	(8,322)	8,672,152
Certificates of deposit BCRP (ii)	9,644,503	40,800	(37)	9,685,266	8,649,885	15,388	(1)	8,665,272
Government treasury bonds (iii)	6,526,977	519,946	(92,463)	6,954,460	6,009,137	690,048	(1,109)	6,698,076
Securitization instruments (iv)	662,395	43,886	(11,891)	694,390	580,778	53,328	(8,344)	625,762
Negotiable certificates of deposit	466,101	1,492	(671)	466,922	369,016	856	(303)	369,569
Subordinated bonds	155,746	10,042	(5,352)	160,436	150,172	14,085	(100)	164,157
Others	169,816	7,398	(1,687)	175,527	167,529	7,896	-	175,425
	27,005,628	1,119,492	(478,780)	27,646,340	23,900,597	1,487,995	(18,179)	25,370,413
Equity instruments designated at the initial recognition

Shares issued by:
Alicorp S.A.A.	12,198	158,582	-	170,780	12,198	201,567	-	213,765
Inversiones Centenario	112,647	190,776	-	303,423	112,647	195,305	-	307,952
Bolsa de Valores de Lima	19,423	1,153	-	20,576	19,423	2,115	-	21,538
Bolsa de Comercio de Santiago	4,964	4,365	-	9,329	4,964	5,688	-	10,652
Compañía Universal Textil S.A.	9,597	248	(3,432)	6,413	9,597	248	(3,432)	6,413
Pagos Digitales Peruanos S.A.	-	-	-	-	5,197	-	-	5,197
Corporación Andina de Fomento	-	-	-	-	4,441	181	-	4,622
Bolsa de Valores de Colombia	819	1,286	(210)	1,895	872	4,070	(53)	4,889
Others	6,962	2,988	-	9,950	2,638	1,533	-	4,171
	166,610	359,398	(3,642)	522,366	171,977	410,707	(3,485)	579,199

Balance before accrued interest	27,172,238	1,478,890	(482,422)	28,168,706	24,072,574	1,898,702	(21,664)	25,949,612
Accrued interest				219,666				253,111
Total				28,388,372				26,202,723

The Management of Credicorp has determined that the unrealized losses on investment at fair value through other comprehensive income as of March 31, 2020 and December 31, 2019 are of a temporary nature, considering factors such as intended strategy in relation with the identified security or portfolio, its underlying collateral and credit rating of the issuers. As of March 31, 2020, as a result of assessment of the impairment of its investments at fair value through other comprehensive income, the Group recorded a provision of credit loss of S/11.8 million (recovery of credit loss of S/0.7 million during the three-month period ended March 31, 2019), which is shown in “Net gain on securities” in the interim condensed consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

As of March 31, 2020 and December 31, 2019, the Group has not reclassified instruments from the portfolio of investments at fair value through other comprehensive income to investments at amortized cost.

The maturities and annual market rates of investments at fair value through other comprehensive income as of March 31, 2020 and December 31, 2019, are as follows:

	Maturities		Annual effective interest rate
	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020						As of December 31, 2019
			S/		US$		Other		S/		US$		Other
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%
Corporate bonds (*)	Apr-2020 / Feb-2065	Jan-2020 / Feb-2065	(0.57)	33.99	0.41	19.43	0.49	9.92	1.09	8.16	0.47	8.25	0.62	6.55
Certificates of deposit BCRP	Apr-2020 / Mar-2023	Jan-2020 / Jul-2021	1.25	2.41	-	-	-	-	2.02	2.35	-	-	-	-
Government treasury bonds	Apr-2020 / Feb-2055	Jan-2020 / Feb-2055	0.78	5.88	0.62	6.31	2.59	2.89	0.55	5.31	1.11	4.61	0.43	0.82
Securitization instruments	May-2020 / Sep-2045	May-2020 / Sep-2045	2.89	13.32	3.40	9.11	1.68	6.00	2.46	13.26	3.08	9.14	1.68	6.00
Negotiable certificates of deposits	Apr-2020 / Dec 2026	Jan-2020 / Dec-2026	2.47	3.75	1.20	4.00	0.80	4.98	3.27	4.01	2.48	2.68	1.00	4.98
Subordinated bonds	Apr-2022 / Aug-2045	Apr-2022 / Aug-2045	1.28	7.28	3.63	6.78	-	-	1.21	5.52	3.27	5.23	1.53	1.53
Others	Apr-2020 / Feb-2035	Jan-2020 / Jan-2028	1.61	7.05	3.40	6.92	-	-	1.95	3.73	4.73	6.92	-	-

(*) As of March 31, 2020, the annual effective interest rates of (0.57) percent and 33.99 percent correspond to bonds issued by JP Morgan Chase & Co. and ICCGSA Inversiones S.A., respectively; excluding such interest rates, the ranges are from 1.34 percent to 11.90 percent.

Likewise, as of March 31, 2020, the Group entered into repurchase agreement transactions for corporate bonds, multilateral organization bonds and foreign government bonds classified as investments at fair value through other comprehensive income, for an estimated fair value of S/2,552.2 million (S/1,588.7 million as of December 31, 2019), of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the interim condensed consolidated statement of financial position, see note 5(c).

(i)    As of March 31, 2020, the largest unrealized loss respect to the balance as of December 31, 2019 is due to the COVID-19 crisis, which had a greater impact in the electricity, gas and water sector and in the financial services sector amounting to S/145.2 million and S/75.2 million, respectively; generated mainly by Peruvian, Colombian and United States issuers for S/113.2 million, S/38.8 million and S/23.0 million, respectively.

(ii)	As of March 31, 2020, the Group maintains 97,647 certificates of deposits BCRP (87,530 as of December 31, 2019); which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles.

(iii)	As of March 31, 2020 and December 31, 2019, the balance includes the following Government Treasury Bonds:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Peruvian treasury bonds	6,126,787	5,959,066
U.S. treasury and federal agency bonds	485,215	391,475
Chilean treasury bonds	179,061	173,364
Bolivian treasury bonds	60,803	72,516
Colombian treasury bonds	61,157	61,009
Others	41,437	40,646
Total	6,954,460	6,698,076

(iv)	As of March 31, 2020 and December 31, 2019, the balance of securitization instruments includes the following:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Inmuebles Panamericana	163,705	169,959
Abengoa Transmisión del Norte	89,961	87,377
Industrias de Aceite S.A.	50,808	32,050
Costa de Sol S.A.	49,807	–
Homecenters Peruanos S.A.	34,537	35,269
Others	305,572	301,107
Total	694,390	625,762

The instruments have semiannual payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte) and accounts receivable for the transformation and commercialization of agribusiness products (Industrias de Aceite S.A.).

c)	Amortized cost investments consist of the following:

	As of March 31, 2020
	Carrying	Fair
	amount	value
	S/(000)	S/(000)
Peruvian sovereign bonds (i)	4,086,569	4,332,415
Foreign government bonds (i)	18,360	18,363
Certificates of payment on work progress (CRPAO) (ii)	99,226	103,432
Sub total	4,204,155	4,454,210
Accrued interest	39,080	39,080
Total investments at amortized cost	4,243,235	4,493,290
Provision for credit losses	(592)	(592)
Total investments at amortized cost, net	4,242,643	4,492,698

	As of December 31, 2019
	Carrying	Fair
	amount	value
	S/(000)	S/(000)
Peruvian sovereign bonds (i)	3,277,667	3,694,631
Foreign government bonds (i)	21,168	21,168
Certificates of payment on work progress (CRPAO) (ii)	100,298	103,015
Sub total	3,399,133	3,818,814
Accrued interest	78,180	78,180
Total investments at amortized cost	3,477,313	3,896,994
Provision for credit losses	(267)	(267)
Total investments at amortized cost, net	3,477,046	3,896,727

(i)	As of March 31, 2020, said bonds have maturities between April 2020 and February 2042, accruing interest at an annual effective interest rate between 1.27 percent and 5.88 percent on bonds denominated in soles and between 0.47 percent and 2.62 percent annual on bonds issued in other currencies (as of December 31, 2019, have maturities between January 2020 and February 2042, accruing interest at an annual effective interest rate between 2.14 percent and 5.28 percent on bonds denominated in soles and between 0.45 percent and 2.53 percent on bonds issued in other currencies).

Likewise, Credicorp Management has determined that as of March 31, 2020, the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

As of March 31, 2020, the Group has repurchase agreement transactions for investments at amortized cost for an estimated fair value of S/1,536.5 million (S/1,569.3 million as of December 31, 2019), the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” of the interim condensed consolidated statement of financial position, see note 5(c).

(ii)	As of March 31, 2020, there are 145 certificates of Annual Recognition of Payment on Work Progress - CRPAO from Spanish acronym (153 CRPAOs as of December 31, 2019), issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between April 2020 and April 2026, accruing interest at an annual effective rate between 2.48 percent and 4.52 percent as of March 31, 2020 (between January 2020 and April 2026, accruing interest at an annual effective rate between 3.74 percent and 4.67 percent as of December 31, 2019).

On July 30, 2019, the Assets and Liabilities Committee (ALCO) approved the request to change the Atlantic Security Bank (ASB) business model to manage its investments according to its new balance sheet structure, which generated a reclassification of the entire investment portfolio classified as amortized cost to the investment portfolio at fair value with changes in other comprehensive income and then sell them and acquire new investments that adapt to the new investment portfolio strategy.

The value of the investments at amortized cost as of July 30, 2019 amounted to US$73,030.4 (in thousands) with a fluctuation amounting to US$2,117.5 (in thousands), with a market value of US$ 75,147.9 (in thousands) and finally an expected credit loss of US$82.4 (in thousands). The fluctuation and expected credit loss were recorded in other comprehensive income.

c)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	As of March 31, 2020
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)
Up to 3 months	80,620	3,096,776	9,930
From 3 months to 1 year	227,761	7,395,276	900,711
From 1 to 3 years	301,369	2,992,056	43,921
From 3 to 5 years	406,610	2,724,779	687,704
More than 5 years	1,488,621	11,437,457	2,561,889
Without maturity	1,670,457	522,362	-
Total	4,175,438	28,168,706	4,204,155

	As of December 31, 2019
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)
Up to 3 months	237,624	2,420,464	9,969
From 3 months to 1 year	269,199	6,694,486	908,271
From 1 to 3 years	472,215	2,155,053	42,440
From 3 to 5 years	289,393	2,961,767	690,289
More than 5 years	1,029,883	11,138,643	1,748,164
Without maturity	1,547,477	579,199	-
Total	3,845,791	25,949,612	3,399,133

7              LOANS, NET

a)	This item consists of the following:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Direct loans -
Loans	96,511,233	91,481,200
Leasing receivables	6,082,888	5,978,421
Credit cards	8,317,732	8,479,355
Discounted notes	1,985,466	2,200,142
Factoring receivables	1,870,705	2,015,513
Advances and overdrafts in current account	388,912	162,149
Refinanced loans	1,128,730	1,186,167
Restructured loans	129	125
Total direct loans	116,285,795	111,503,072

Internal overdue loans and under legal collection loans	3,586,794	3,304,886
	119,872,589	114,807,958
Add (less) -
Accrued interest	964,985	870,410
Unearned interest	(129,059)	(68,689)
Total direct loans	120,708,515	115,609,679
Allowance for loan losses (c)	(5,931,772)	(5,123,962)
Total direct loans, net	114,776,743	110,485,717

b)	As of March 31, 2020 and December 31, 2019, the composition of the gross credit balance is as follows:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Direct loans	119,872,589	114,807,958
Indirect loans, Note 21(a)	20,426,402	21,081,035
Banker’s acceptances outstanding	555,598	535,222
Total	140,854,589	136,424,215

The composition of gross balance of direct and indirect loans and the allowance of loan losses by stages is as follows:

	Direct and indirect loans		Allowance for loan losses of direct and indirect loans
Loans by class	As of March 31, 2020	As of December 31, 2019	As of March 31, 2020	As of December 31, 2019
	S/000	S/000	S/000	S/000
Stage 1
Commercial loans	80,554,815	75,838,248	481,034	388,685
Residential mortgage loans	18,198,762	17,903,028	53,844	38,085
Micro-business loans	13,636,094	13,782,323	572,593	425,642
Consumer loans	12,120,435	12,222,858	548,288	248,355
Total	124,510,106	119,746,457	1,655,759	1,100,767

Stage 2
Commercial loans	4,662,246	4,883,039	215,280	166,135
Residential mortgage loans	847,285	778,702	33,381	25,684
Micro-business loans	1,644,333	1,839,597	305,838	249,960
Consumer loans	2,366,810	2,210,504	625,724	513,431
Total	9,520,674	9,711,842	1,180,223	955,210

Stage 3
Commercial loans	3,800,246	3,771,417	1,396,146	1,315,227
Residential mortgage loans	1,032,404	994,991	500,544	472,711
Micro-business loans	1,221,634	1,350,858	924,955	960,885
Consumer loans	769,525	848,650	674,194	702,959
Total	6,823,809	6,965,916	3,495,839	3,451,782

Consolidated 3 Stages
Commercial loans	89,017,307	84,492,704	2,092,460	1,870,047
Residential mortgage loans	20,078,451	19,676,721	587,769	536,480
Micro-business loans	16,502,061	16,972,778	1,803,386	1,636,487
Consumer loans	15,256,770	15,282,012	1,848,206	1,464,745
Total	140,854,589	136,424,215	6,331,821	5,507,759

The growth in the stock of the allowance for loan losses of Credicorp is mainly due to the impact of COVID-19, which explains the variation of 83% in stock of the allowance for loan losses compared to the period 2019.

The impact of COVID-19 mainly due to the updates of the projections of the macroeconomic scenarios to more severe conditions, which has had a different impact on each loan portfolio, mainly affecting the credits of the Stage 1 and Stage 2.

Additionally, considering the extent of the quarantine and its impact on the country's economic activity, we expect that the recovery level of our loan portfolio will be affected, especially in the retail portfolio of consumer and Small and medium businesses (PYME, from Spanish acronym) and, in a minor degree, in the wholesale portfolio.

c)	The allowance for loan loss for direct and indirect loans was determined under the expected credit loss model as established in IFRS 9. The movement of the allowance for loan loss for direct and indirect loans is shown below:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Balance at beginning of period	5,507,759	5,314,531
Provision for credit losses on loan	1,388,711	453,285
Written-offs loans	(519,532)	(434,759)
Exchange differences and others	(45,117)	(120,772)
Balance ended of period (*)	6,331,821	5,212,285

(*)	The movement in the allowance for loan losses for the three-month period ended March 31, 2020 includes the allowance for direct and indirect loans for approximately S/5,931.8 million and S/400.0 million, respectively (approximately S/5,124.0 million and S/383.8 million, respectively, as of December 31, 2019). The expected loan loss for indirect loan is included in “Other liabilities” of the interim condensed consolidated statement of financial position, Note 13(a). In Management’s opinion, the allowance for loan losses recorded as of March 31,2020 and December 31, 2019 has been established in accordance with IFRS 9 and is sufficient to cover incurred losses on the loan portfolio.

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)     A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio as of March 31, 2020 and December 31, 2019 by maturity based on the remaining period to the payment due date:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	55,562,538	53,306,936
From 1 to 3 years	25,639,567	24,586,441
From 3 to 5 years	10,194,090	9,615,514
More than 5 years	24,889,600	23,994,181
	116,285,795	111,503,072
Internal overdue loans -
Overdue 90 days	861,596	692,161
Over 90 days	2,725,198	2,612,725
	3,586,794	3,304,886

Total	119,872,589	114,807,958

See credit risk analysis in Note 34.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues Investment Link life insurance contracts whereby the policyholder takes the investment risk on the assets held in the Investment Link funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

The profit resulting from these assets is shown in “Net premiums earned” in the interim condensed consolidated statement of income. The composition of the generated returns is presented below:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Net profit on sale of financial investments	10,560	21,879
Changes in the fair value of financial assets	(110,691)	58,351
Dividends, interests and others	1,888	13,434
Total	(98,243)	93,664

The variation in the result of these assets is a consequence of COVID-19, which generated that the financial markets as of March 31, 2020 experienced a drop of close to 20 percent compared to the period 2019.

At the date of this report, there has been a recovery of the global indices, and what Credicorp seeks is to control the volatility of the portfolio in order to minimize the losses of our clients in these difficult times.

The offsetting of this effect is included in the technical reserve adjustment, which is part of the item “Net premiums earned” of the interim condensed consolidated statement of income, see Note 25.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of March 31, 2020 and December 31, 2019, “Premiums and other policies receivable” in the interim condensed consolidated statement of financial position includes balances for approximately S/822.7 million and S/838.7 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Balances as of January 1	791,704	842,043
Reported claims of premiums ceded, Note 26	42,407	321,375
Reserve risk in progress of premiums ceded, Note 25(a)(**)	(35,618)	(14,935)
Premiums assumed	-	668
Settled claims of premiums ceded by reinsurance contracts	(18,918)	(226,769)
Collections and others, net	8,097	(130,678)
Balances at the end of the period	787,672	791,704

Accounts receivable as of March 31, 2020 and December 31, 2019, include S/162.0 million and S/201.0 million, respectively, which correspond to the assigned portion of technical reserves for premiums ceded to the reinsurers.

Accounts Payable:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Balances as of January 1	216,734	291,693
Premiums ceded for automatic contracts (mainly excess of loss), Note 25(a)(**)	78,084	254,839
Premiums ceded to reinsurers in facultative contracts, Note 25(a)(**)	39,752	289,386
Coinsurance granted	2,745	4,332
Payments and other, net	(138,842)	(623,516)
Balances at the end of the period	198,473	216,734

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the coverage period.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The composition of property, furniture and equipment and accumulated depreciation as of March 31, 2020 and December 31, 2019 was as follows:

	As of March 31, 2020			As of December 31, 2019
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Land	402,089	-	402,089	401,553	-	401,553
Buildings and other constructions	1,157,318	(665,274)	492,044	1,156,252	(657,690)	498,562
Installations	660,978	(486,658)	174,320	653,728	(478,294)	175,434
Furniture and fixtures	475,819	(312,539)	163,280	479,748	(308,020)	171,728
Computer hardware	640,145	(559,112)	81,033	635,203	(552,023)	83,180
Vehicles and equipment	115,708	(89,476)	26,232	116,625	(88,277)	28,348
Work in progress	58,091	-	58,091	69,368	-	69,368
Total	3,510,148	(2,113,059)	1,397,089	3,512,477	(2,084,304)	1,428,173

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

In the three-month period ended March 31, 2020, the Group did not have any significant commitments to purchase property, furniture and equipment. During the year 2019, the Bank has made disbursements mainly related to the remodeling of its headquarters in La Molina and integral remodeling to the Sucursal Cusco.

Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of March 31, 2020 and December 31, 2019, there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets -

The composition of intangible assets with limited useful life and accumulated amortization as of March 31, 2020 and December 31, 2019 was as follows:

	As of March 31, 2020			As of December 31, 2019
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Client relationships	362,450	(238,649)	123,801	378,896	(243,951)	134,945
Brand name	191,346	(60,745)	130,601	193,247	(60,643)	132,604
Fund manager contract	82,139	(12,141)	69,998	94,143	(12,441)	81,702
Relationships with holders	21,100	(21,100)	-	21,100	(20,219)	881
Software and developments	2,725,960	(1,848,784)	877,176	2,704,561	(1,774,183)	930,378
Intangible in progress	376,112	-	376,112	363,347	-	363,347
Other	68,592	(41,214)	27,378	49,695	(27,287)	22,408
	3,827,699	(2,222,633)	1,605,066	3,804,989	(2,138,724)	1,666,265

In the three-month period ended March 31, 2020, the Group did not have any significant commitments to purchase or make intangibles. During the year 2019, the Group has made disbursements mainly related with the implementation and development of various IT projects such as DataLake, Holístico, SpotLigth, DWH, Operating Model, Client 360, Connex, Mainframe, Kalignite NDC, Small and medium businesses.

Also, during the year 2019, the activation of various intangibles in progress was carried out, mainly the DataLake system for a total cost of US$19.7 million, equivalent to S/64.9 million. This system manages the Bank's customer database and provides various financial reports.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing.

The recoverable amount of all of the CGUs has been determined based on the calculations of the fair value less selling costs, which is the present value of the discounted cash flows determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

As of March 31, 2020 and December 31, 2019, the net book balance amounted to S/819.3 million and S/886.0 million, respectively.

As of March 31, 2020, the Group has evaluated the impairment of goodwill by making an interim estimate based on the information available to date about the unusual and uncertain situation generated by COVID-19, concluding that there is no evidence of impairment at said date; therefore, during the three-month period ended March 31, 2020 and during the year 2019, the Group did not recorded any impairment loss.

12	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

a)	Right-of-use

The Group has leased agreements according to the following composition:

	As of March 31, 2020			As of December 31, 2019
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Property: Agencies and offices	821,503	(162,460)	659,043	819,046	(130,761)	688,285
Servers and technology platforms	171,374	(50,488)	120,886	168,371	(40,591)	127,780
Spaces for ATM	29,150	(9,689)	19,461	25,146	(7,900)	17,246
Transport units	3,300	(1,107)	2,193	3,006	(971)	2,035
Other leases	8,724	(4,310)	4,414	7,394	(3,654)	3,740
	1,034,051	(228,054)	805,997	1,022,963	(183,877)	839,086

b)	Lease Liabilities

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In those cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.

13	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables	1,718,496	1,311,892
Derivatives receivable (b)	1,790,770	1,092,107
Receivables from sale of investments (g)	998,947	278,580
Operations in process (c)	55,648	110,389
	4,563,861	2,792,968

Non-financial instruments:
Deferred fees (f)	1,119,810	1,056,656
Investment in associates (d)	618,310	628,822
Investment properties, net (e)	456,009	450,929
Income tax prepayments, net	278,628	191,502
Adjudicated assets, net	142,072	143,349
Improvements in leased premises	105,719	112,385
VAT (IGV) tax credit	26,424	75,605
Others	9,190	6,254
	2,756,162	2,665,502
Total	7,320,023	5,458,470

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Dividends payable by Credicorp Ltd. (h)	2,392,844	-
Accounts payable	1,589,995	1,670,525
Derivatives payable (b)	1,751,719	1,040,282
Accounts payable for acquisitions of investments (g)	1,029,208	311,348
Salaries and other personnel expenses	486,924	760,140
Allowance for indirect loan losses, Note 7(c)	400,049	383,797
Operations in process (c)	95,643	80,734
	7,746,382	4,246,826
Non-financial instruments:
Taxes	753,447	644,802
Provision for sundry risks	361,280	359,853
Others	190,766	229,807
	1,305,493	1,234,462
Total	9,051,875	5,481,288

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows as of March 31, 2020 and December 31, 2019 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which fair value of derivatives is measured.

	As of March 31, 2020				As of December 31, 2019				2020 and 2019
	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
	S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)
Derivatives held for trading (i) -
Foreign currency forwards	472,830	427,076	27,928,979	April 2020 / October 2022	306,148	246,960	27,422,634	January 2020 / October 2020	-
Interest rate swaps	689,397	869,448	23,693,862	April 2020 / December 2031	268,633	350,938	26,268,071	January 2020 / December 2031	-
Currency swaps	477,578	337,654	9,219,526	April 2020 / January 2033	411,656	366,545	8,177,179	January 2020 / January 2033	-
Foreign exchange options	25,976	22,149	1,564,752	April 2020 / March 2021	6,489	6,089	1,565,083	January 2020 / December 2020	-
Futures	-	56	17,185	June 2020	10	139	16,901	March 2020	-
	1,665,781	1,656,383	62,424,304		992,936	970,671	63,449,868
Derivatives held as hedges
Cash flow hedges -
Interest rate swaps (IRS)	-	1,758	687,400	May 2020 / November 2020	102	1,111	662,800	May 2020 / November 2020	Debt to banks
Interest rate swaps (IRS)	-	1,460	653,030	May 2020 / June 2020	-	1,046	629,660	May 2020 / June 2020	Debt to banks
Interest rate swaps (IRS)	-	1,281	168,413	November 2020	55	714	984,258	February 2020 / November 2020	Debt to banks
Interest rate swaps (IRS)	-	3,093	1,031,100	May 2020 / August 2020	315	839	994,200	May 2020 / August 2020	Debt to banks
Interest rate swaps (IRS)	-	1,380	343,700	August 2020	114	-	331,400	August 2020	Debt to banks
Interest rate swaps (IRS)	-	1,087	343,700	June 2020	-	447	331,400	June 2020	Debt to banks
Interest rate swaps (IRS)	-	4,686	240,590	March 2021	-	2,555	231,980	March 2021	Bonds issued
Interest rate swaps (IRS)	-	2,216	103,110	March 2022	-	-	-	-	Bonds issued
Cross currency swaps (CCS)	33,453	9,748	467,467	October 2020 / September 2024	20,803	1,167	107,425	May 2021 / September 2024	Investments (*)
Cross currency swaps (CCS)	40,274	-	240,590	August 2020	30,741	-	231,980	August 2020	Repurchase agreements
Cross currency swaps (CCS)	-	28,599	154,665	August 2026	-	30,352	149,130	August 2026	Repurchase agreements
Cross currency swaps (CCS)	-	11,449	85,925	August 2026	-	12,236	82,850	August 2026	Repurchase agreements
Cross currency swaps (CCS)	-	-	-	-	7,624	-	331,400	January 2020	Debt to banks
Cross currency swaps (CCS)	1,749	-	171,850	January 2025	-	8,197	165,700	January 2025	Bonds issued
Cross currency swaps (CCS)	-	2,152	159,630	August 2021	-	2,823	152,545	August 2021	Bonds issued
Cross currency swaps (CCS) and Interest rate swaps (IRS)	49,513	101	274,960	August 2020	39,417	-	265,120	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	-	26,326	596,732	March 2022 / May 2023	-	8,124	618,790	June 2021 / May 2023	Investments (*)
	124,989	95,336	5,722,862		99,171	69,611	6,270,638
	1,790,770	1,751,719	68,147,166		1,092,107	1,040,282	69,720,506

(*) Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of March 31, 2020 and December 31, 2019.

(i)	Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	As of March 31, 2020						As of December 31, 2019
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	339,049	128,097	5,684	-	-	472,830	199,070	104,265	2,813	-	-	306,148
Interest rate swaps	15,350	13,731	84,869	26,728	548,719	689,397	3,716	8,409	38,569	8,067	209,872	268,633
Currency swaps	2,100	133,620	130,438	64,976	146,444	477,578	7,124	101,368	102,703	67,826	132,635	411,656
Foreign exchange options	14,846	11,130	-	-	-	25,976	1,844	4,645	-	-	-	6,489
Futures	-	-	-	-	-	-	10	-	-	-	-	10
Total assets	371,345	286,578	220,991	91,704	695,163	1,665,781	211,764	218,687	144,085	75,893	342,507	992,936

	As of March 31, 2020						As of December 31, 2019
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	310,699	111,613	4,764	-	-	427,076	154,424	89,739	2,797	-	-	246,960
Interest rate swaps	16,745	20,908	99,918	59,901	671,976	869,448	7,705	13,837	46,840	18,477	264,079	350,938
Currency swaps	34,887	124,121	97,233	42,093	39,320	337,654	41,729	92,917	79,844	50,663	101,392	366,545
Foreign exchange options	11,509	10,640	-	-	-	22,149	836	5,253	-	-	-	6,089
Futures	-	56	-	-	-	56	139	-	-	-	-	139
Total liabilities	373,840	267,338	201,915	101,994	711,296	1,656,383	204,833	201,746	129,481	69,140	365,471	970,671

c)	Transactions in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the interim condensed consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

d)	Credicorp’s principal associate is Entidad Prestadora de Salud (EPS), whose balance amounts to S/560.5 million and S/571.9 million as of March 31, 2020 and December 31, 2019, respectively.

e)	Investment properties -

The movement of investment properties is as follows:

	As of March 31, 2020			As of December 31, 2019
	Own assets
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	253,041	238,325	491,366	484,782
Additions (i)	-	6,595	6,595	33,321
Sales (ii)	-	-	-	(26,775)
Disposals and others	147	23	170	38
Ending Period	253,188	244,943	498,131	491,366

Accumulated depreciation
Balance at January 1	-	39,027	39,027	43,488
Depreciation for the year	-	1,682	1,682	6,727
Sales (ii)	-	-	-	(11,435)
Disposals and others	-	3	3	247
Ending Period	-	40,712	40,712	39,027

Impairment losses (iii)	689	721	1,410	1,410

Net carrying amount	252,499	203,510	456,009	450,929

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)	As of March 31, 2020, in order to consolidate the real estate projects, the Group has made disbursements mainly for the improvements of the following buildings: one of them located in Trujillo for approximately S/3.8 million and the other one located in Arequipa for approximately S/1.5 million.

As of December 31, 2019, the most important additions corresponded to the acquisition of 13th floor of Panorama Building located in the district of Santiago de Surco for approximately S/10.1 million (S/1.3 million for land and S/8.8 million for building) and land located in the district of San Martín de Porres for approximately S/8.7 million.

(ii)	The amount for the sales in the year 2019, is mainly made up of the sale of a property located in Camino Real 348, San Isidro, whose sale value was S/27.5 million (cost of disposal of the property amounted to S/6.3 million); and a property located in Manuel Maria Izaga Street, located in the province of Chiclayo, whose value was S/3.4 million (cost of disposal of the property amounted to S/4.2 million).

(iii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount, with the exception of a property located in the city of Ica, for which an impairment of S/0.3 million was recorded during 2019.

As of March 31, 2020 and December 31, 2019, the market value of the property amounts to approximately S/978.3 million and S/937.8 million, respectively; which was determined through a valuation made by an independent appraiser.

f)	As of March 31, 2020 the balances corresponds mainly to the payment in favor of Latam Airlines Group S.A. Sucursal Perú for US$188.9 million, equivalent in soles to S/649.2 million (US$202.0 million, equivalent in soles to S/669.4 million, as of December 31, 2019) on account of Latam Pass Miles that the Bank must acquire from January 2020.

g)	As of March 31, 2020 and December 31, 2019, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month.

h)	The Board of Directors held in February 27, 2020, agreed to distribute dividends, net of the effect of treasury stock, for approximately S/2,392.8 million from the retain earnings. Said dividends were declared in soles and paid in U.S. Dollars May 8, 2020 using the weighted exchange rate of the professional market registered by the SBS at the close of business on May 6, 2020. See Note 18(e).

14	DEPOSITS AND OBLIGATIONS

a)  This item consists of the following:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Demand deposits	38,746,240	34,213,188
Time deposits (c)	33,954,557	32,853,576
Saving deposits	37,872,955	35,179,770
Severance indemnity deposits	7,204,922	7,897,199
Bank’s negotiable certificates	1,090,657	1,180,461
Total	118,869,331	111,324,194
Interest payable	694,214	681,191
Total	119,563,545	112,005,385

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)   The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Non-interest-bearing -
In Peru	35,407,187	31,155,442
In other countries	3,075,190	2,674,724
	38,482,377	33,830,166

Interest-bearing -
In Peru	71,224,757	68,899,966
In other countries	9,162,197	8,594,062
	80,386,954	77,494,028

Total	118,869,331	111,324,194

c)  The balance of time deposits classified by maturity is as follows:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Up to 3 months	14,909,932	14,674,773
From 3 months to 1 year	9,526,978	8,975,269
From 1 to 3 years	6,004,161	6,096,891
From 3 to 5 years	795,182	819,446
More than 5 years	2,718,304	2,287,197
Total	33,954,557	32,853,576

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of March 31, 2020 and December 31, 2019.

As of March 31, 2020 and December 31, 2019, of the total balance of deposits and obligations, approximately S/35,356.0 million and S/35,511.9 million, respectively, are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depósitos” totaled S/100,123 and S/100,661, respectively.

15	DUE TO BANKS AND CORRESPONDENTS

a) This item consists of the following:

	As of March 31, 2020	As of December 31,2019
	S/(000)	S/(000)
International funds and others (b)	6,738,811	5,654,014
Promotional credit lines (c)	3,056,167	2,938,981
Inter-bank funds	-	205,000
	9,794,978	8,797,995
Interest payable	59,652	43,737
Total	9,854,630	8,841,732

b) This item consists of the following:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Bank of America, N.A.	1,044,825	994,200
Citibank N.A.	1,031,100	662,800
Sumitomo Mitsui Banking Corporation	683,963	984,258
Wells Fargo Bank, N.A.	653,030	730,074
Bank of New York Mellon	515,551	331,400
Corporación Andina de Fomento - CAF	343,700	662,800
Corporación Financiera de Desarrollo (COFIDE)	298,331	406,710
Banco de la Nación	260,000	-
Brown Brothers Harriman	210,010	-
Pershing Usd - Rfi	183,860	-
Standard Chartered Bank	183,104	86,827
JP Morgan Chase Bank, National Association	171,850	-
Wachovia Bank N.A.	103,110	-
Caja Municipal de Ahorro y Crédito de Arequipa S.A.	100,000	140,000
Scotiabank Perú S.A.A.	100,000	100,000
Banco Internacional del Perú S.A.A. (Interbank)	110,000	50,000
Banco BBVA Perú	100,500	85,000
Bofa - Casa De Valores C1	69,133	-
Banco de Occidente	68,553	-
Bancoldex	58,430	-
Banco ICBC	55,000	-
International Finance Corporation (IFC)	4,022	91,558
Others less than S/52.5 million	390,739	328,387
Total	6,738,811	5,654,014

As of March 31, 2020, the loans have maturities between April 2020 and March 2032 (between January 2020 and March 2032, as of December 31, 2019) and accrue interest in foreign currency at rates that fluctuate between 0.50 percent and 9.63 percent and accrue interest in soles at rates that fluctuate between 3.10 percent and 3.90 percent (between 0.50 percent and 9.65 percent and between 3.17 percent and 8.67 percent, respectively as of December 31, 2019).

c)    Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between April 2020 and July 2029 and bear annual interest in soles at rates that fluctuate between 4.20 percent and 7.60 percent and interest in foreign currency at 7.75 percent as of March 31, 2020 (between January 2020 and July 2029 and with annual interest in soles at rates that fluctuate between 4.20 percent and 7.60 percent and interest in foreign currency at 7.75 percent as of December 31, 2019). These credit lines are secured by a loan portfolio totaling S/3,056.2 million and S/2,939.0 million, as of March 31, 2020 and December 31, 2019, respectively.

d)    The following table presents the maturities of due to banks and correspondents as of March 31, 2020 and December 31, 2019 based on the period remaining to maturity:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Up to 3 months	3,416,750	2,062,121
From 3 months to 1 year	3,035,700	3,693,328
From 1 to 3 years	796,272	559,511
From 3 to 5 years	604,233	614,265
More than 5 years	1,942,023	1,868,770
Total	9,794,978	8,797,995

e)   As of March 31, 2020 and December 31, 2019, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/9,795.0 million and S/8,593.0 million, respectively.

f)   Certain debts to banks and correspondents include standard covenants addressing observance of financial ratios, the use of the funds and other administrative matters; which, in Management’s opinion, do not limit the Group’s operations and have been complied with at the date of the consolidated financial statements.

16	TECHNICAL RESERVES FOR INSURANCE CLAIMS AND PREMIUMS

a) This item consists of the following:

	As of March 31, 2020
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)
Life insurance	956,564	7,524,137	8,480,701
General insurance	599,840	633,859	1,233,699
Health insurance	81,387	180,158	261,545
Total	1,637,791	8,338,154	9,975,945

	As of December 31, 2019
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)
Life insurance	908,362	7,548,684	8,457,046
General insurance	590,588	651,129	1,241,717
Health insurance	77,278	174,192	251,470
Total	1,576,228	8,374,005	9,950,233

(*) As of March 31, 2020, the life insurance technical reserves include the mathematical reserves of income amounting to S/5,939.0 million (S/5,961.0 million as of December 31, 2019).

Insurance claims reserves represent reported claims and an estimate for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims to be paid by reinsurers and co-insurers represents ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the interim condensed consolidated statement of financial position, See note 9(b).

As of March 31, 2020, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/414.8 million, S/26.8 million and S/69.5 million, respectively (S/393.4 million, S/24.3 million and S/63.5 million, respectively, as of December 31, 2019).

As of March 31, 2020, and in previous years, the differences between the estimates for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general risks and health, retrospective analysis indicates that the amounts accrued are adequate and Management believes that the estimated IBNR reserve is sufficient to cover any liability as of March 31, 2020 and December 31, 2019.

Technical reserves include reserves for obligations for future benefits under insurance of life and personal accidents in force; and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods of related coverage.

17	BONDS AND NOTES ISSUED

a) This item consists of the following:

			As of March 31, 2020			As of December 31, 2019
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)
Senior notes - BCP (i)	From 2.70 to 5.38	Semi-annual	September 2020 / January 2025	US$1,074,628	3,599,045	September 2020 / January 2025	US$1,074,628	3,464,199
Senior notes - BCP (ii)	4.25	Semi-annual	April 2023	US$716,301	2,410,715	April 2023	US$716,301	2,318,975
Senior notes - BCP (iii)	From 4.65 to 4.85	Semi-annual	October 2020 / September 2024	S/2,900,000	2,869,747	October 2020 / September 2024	S/2,900,000	2,872,355
Senior notes - BCP (iv)	Libor 3M + 100 pb	Quarterly	March 2021	US$70,000	240,376	March 2021	US$70,000	231,738
Senior notes - BCP (v)	0.42	Semi-annual	August 2021	¥5,000,000	159,082	August 2021	¥5,000,000	151,888
Senior notes - BCP	Libor 3M + 0.55	Quarterly	March 2022	US$30,000	102,883	-	-	-

MMT 100 - Secured notes- CCR Inc. (vi)
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	360,886	July 2022	US$315,000	385,253

Corporate bonds -

Fourth program
Tenth issuance (Series A, B and C) - BCP	From 5.31 to 7.25	Semi-annual	December 2021 / November 2022	S/550,000	528,087	December 2021/ November 2022	S/550,000	527,868

Fifth program
First issuance (Series D) - BCP	5.91	Semi-annual	-	-	-	January 2020	S/182,410	182,061
Third issuance (Series A) - BCP	4.59	Semi-annual	July 2021	S/70,770	63,496	July 2021	S/70,770	63,430
Third issuance (Series B) - BCP	4.88	Semi-annual	October 2021	S/42,200	29,056	October 2021	S/42,200	29,183
Third issuance (Series C) - BCP	4.25	Semi-annual	July 2022	S/109,310	108,851	July 2022	S/109,310	108,821
Third issuance (Series D) - BCP	3.88	Semi-annual	August 2022	S/42,660	42,366	August 2022	S/42,660	42,337

					771,856			953,700

			As of March 31, 2020			As of December 31, 2019
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		S/(000)	S/(000)
Subordinated bonds - BCP (vii)	6.13	Semi-annual	April 2027	US$720,000	2,472,234	April 2027	US$720,000	2,383,860

Subordinated bonds - BCP (viii)	6.88	Semi-annual	September 2026	US$476,120	1,600,491	September 2026	US$476,120	1,549,702

Subordinated bonds -
First program
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	May 2027	S/15,000	15,000
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$60,000	206,220	November 2026	US$60,000	198,840

Second program
First issuance (Series A) - Mibanco	8.50	Semi-annual	May 2026	S/100,000	100,000	May 2026	S/100,000	99,934
First issuance (Series B) - Mibanco	7.22	Semi-annual	June 2027	S/30,000	30,000	June 2027	S/30,000	30,000

Third program
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	35,179	August 2028	Bs70,000	33,816
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs137,200	69,422	August 2022	Bs137,200	66,782
					455,821			444,372

Negotiable certificate of deposit - Mibanco	From 3.01 to 5.80	Annual	April 2020 / March 2025	S/1,301	1,301	January 2020 / January 2024	S/997	997

Subordinated negotiable certificates - BCP	Libor 3M + 279 bp	Semi-annual	November 2021	US$2,960	10,175	November 2021	US$2,960	9,809

					15,054,612			14,766,848
Interest payable					123,536			179,515
Total					15,178,148			14,946,363

During the three-month period ended March 31, 2018, in accordance with the risk exposure strategy of the interest rate, the Group discontinued the fair value hedge of certain bonds, issued in U.S. Dollars at a fixed rate, through the liquidation of the IRS. The accumulated profit of the fair value of these bonds at the time of the liquidation of the derivatives amounted to US$22.0 million (equivalent to S/71.7 million), recorded in the liability, which has been transferred to the consolidated statement of income up to the date of maturity of said bonds. As of March 31, 2020, the liability amounts to US$7.5 million, equivalent to S/25.7 million, (US$8.7 million, equivalent to S/28.8 million, as of December 31, 2019). The amount recorded in the interim condensed consolidated statement of income ended March 31, 2020 amounts to US$1.2 million, equivalent to S/4.2 million (US$1.6 million, equivalent to S/5.4 million, during the period ended as of March 31, 2019).

(i)	In September 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the US$800.0 million issued in September of 2010, managing to repurchase US$220.3 million and exchanging US$ 205.0 million with new senior notes, at market rates , whose terms and conditions were very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to US$374.6 million, which can be redeemed by the Bank in whole or in part, in any date, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 40 basis points.

In the same way, in September 2019, the Bank issued senior notes of approximately US$700 million (that amount includes the US$205.0 million of the exchange mentioned in the paragraph before). The Bank can redeem all or part of the notes at any date, between October 11, 2021 and December 10, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes to be redeemed; and (ii) the sum of the present value of each remaining scheduled payment discounted at interest rate equal to the Treasury of the United States of America’s rate plus 20 basis points. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100 percent of the aggregate principal amount of the notes to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes.

(ii)	The Bank can redeem the total or part of the notes in any time, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 50 basis point. The payment of principal will take place on the due date of the notes or when the Bank redeems these notes.

(iii)	In September 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the S/2,000 million issued in October of 2017, managing to repurchase S/291.2 million and exchanging S/1,308.8 million with new senior notes, at market rates, whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to S/400.0 million, which can be redeemed by the Bank in whole or in part, as of October 15, 2020 without penalties.

At the same date, the Bank issued senior notes for approximately S/2,500.0 million (this amount includes the S/1,308.8 million of the exchange mentioned in the paragraph before). The Bank can redeem the whole or part of the senior notes between October 17, 2021 and August 16, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes, and (ii) the sum of the present value of cash flows discounted at interest rate equivalent to sovereign bonds issued by the government of Perú or other comparable titles plus 25 basis points. As of August 17, 2024, the Bank may redeem all or part of the senior notes at a redemption price equal to 100 percent of the aggregate amount of the principal to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes.

(iv)	In February of 2019, the Bank issued Senior Notes for approximately US$70.0 million at variable rate.

(v)	In July of 2019, the Bank issued Senior Notes for approximately JPY5,000.0 million at fixed interest rate.

(vi)	This issue is guaranteed by the future collection of electronic payment orders sent to BCP (including foreign branches) through the Society Worldwide Interbank Financial Telecommunications, through which the correspondent bank uses the network to places orders of payment to beneficiary that is not a financial institution.

(vii)	The Bank as of the year of 2022 will pay a three-month Libor plus 70.3 basis points. Between April 24, 2017 and April 24, 2022, the Bank can redeem the whole or part of the bonds having a penalty of an interest rate equal to the Treasury of United States of América’s rate plus 50 basis points. Also, as of April 25, 2022 or at any date after interest payment, the Bank can redeem all or part of the bonds without penalty. Payment of the principal will take place on the due date of the bonds or when the Bank redeems them.

(viii)	The Bank as of September 16, 2021, will pay a three-month Libor plus 770.8 basis points. Between the dates of September 16, 2016 and September 15, 2021, the Bank can redeem the whole or part of the bonds, having a penalty of an interest rate equal to the Treasury of United States of America´s rate plus 50 basis point. Also, as of September 16, 2021 or at any time after at the payment of interests, the Bank can redeem the whole or part of the bonds without penalties. The payment of the principal amount will take place on due date or in the redemptions of them.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Up to 3 months	39,080	182,365
From 3 months to 1 year	2,026,599	1,739,358
From 1 to 3 years	1,250,592	1,438,732
From 3 to 5 years	4,959,838	4,863,708
More than 5 years	6,778,503	6,542,685
Total	15,054,612	14,766,848

18	EQUITY

a)	Capital stock -

As of March 31, 2020 and December 31, 2019, a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the stocks of Credicorp Ltd., that the entities of the Group maintain as of March 31, 2020 and 2019:

	Number of shares
As of March 31, 2020	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	-	14,620,846
BCP	-	159,339	159,339
Pacífico Seguros	-	29,845	29,845
Credicorp Perú	-	32,512	32,512
Credicorp Capital Servicios Financieros	-	17,598	17,598
Other minors	63,307	53,946	117,253
	14,684,153	293,240	14,977,393

	Number of shares
As of March 31, 2019	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	-	14,620,846
BCP	-	134,041	134,041
Pacífico Seguros	-	29,539	29,539
Credicorp Perú	-	21,695	21,695
Credicorp Capital Servicios Financieros	-	12,667	12,667
Other minors	12,202	45,354	57,556
	14,633,048	243,296	14,876,344

(*)	Corresponds to treasury stock that were granted to employees and senior management, for which they have the right to vote; also, these stocks are not vested at said dates. See more detail in Note 20.

During the three-month period ended March 31, 2020 and 2019, the Group purchased 240,151 and 129,807 shares of Credicorp Ltd., respectively, for a total of US$44.4 million (equivalent to S/151.9 million) and US$31.0 million (equivalent to S/103.2 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. As of March 31, 2020 and December 31, 2019, the balance of this reserves amounts approximately to S/6,248.0 million, S/6,236.5 million, respectively.

At the Board meetings held on February 27, 2020 and February 27, 2019, the decision was made to transfer from “Retained earnings” to “Reserves” S/1,977.1 million and S/1,858.8 million, respectively.

d)	Dividend distribution –

The chart below shows the distribution of dividends agreed by the Board of Directors:

	As of March 31, 2020	As of December 31, 2019
Date of Meeting - Board of Directors	27.02.2020	27.02.2019
Dividends distribution, net of treasury shares effect (in thousands of soles)	2,392,844	1,595,229
Payment of dividends per share (in soles)	30.0000	20.0000
Date of dividends payout	08.05.2020	10.05.2019
Exchange rate published by the SBS	3.4081	3.3150
Dividends payout (equivalent in thousands of US$)	702,105	481,215

In the Board of Directors held in September 25, 2019, they agreed an additional dividend payment, net of the effect of treasury stock, for approximately S/638.4 million from the retain earnings and reserves. Said dividends have been paid in November 22, 2019.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of March 31, 2020 and December 31, 2019, dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

e)	Regulatory capital -

As of March 31, 2020 and December 31, 2019, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/27,868.3 million and S/25,732 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/7,202.4 million and S/4,151.6 million, respectively, the minimum regulatory capital required by the SBS

19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian Subsidiaries are subject to the Peruvian tax regime.

The income tax rate in Peru as of March 31, 2020 and December 31, 2019 was 29.5 percent of the taxable income after calculating the worker's participation, which is determined using a rate of 5.0 percent.

The income tax rate in Bolivia is 25.0 percent as of March 31, 2020 and December 31, 2019. Financial entities have an additional rate if the ROE exceeds 6.0 percent; in that case, they must consider an additional 25.0 percent, with which the rate would be 50.0 percent.

In the case of Chile, there are two tax regimes: partially integrated regime and attributed regime. Credicorp Capital Holding Chile and all their Subsidiaries are under partially integrated regime, whose tax rate for domiciled legal entities under this regime is 27.0 percent as of March 31, 2020 and December 31, 2019.

On the other hand, individuals or legal entities not domiciled in Chile will be subject to a tax called "Additional income tax" whose rates are between 4.0 percent and 35.0 percent, depending on the nature of the income. Additionally, Chile has signed treaties to avoid double taxation with different countries so certain income could be released from withholding tax or for the use of reduced rates.

In the case of Colombia, the income tax rate as of December 31, 2019, under the law called “Financing Law” N° 1943 dated December 28, 2018, the income tax rate of 33.0 percent was established for all entities without surcharge. As of March 31, 2020, under the law N° 2010 issued in December 27, 2019, the tax rates are as follows:

Taxable year	Rate	Additional rate (surcharge) (*)
2020	32	4
2021	31	3
2022	30	3
As of 2023	30	-

(*)	The additional rate (surcharge) will be applicable only to financial entities, that in the corresponding year, with a taxable rate equal or greater than 120,000 Unit of tax value (“UVT” from its Spanish acronym) which as of March 31, 2020 amounts to a total of S/3.9 million; in that sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and Banco Compartir must pay the income tax taking into account the aforementioned.

Atlantic Security Holding Corporation and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. As of March 31, 2020 and December 31, 2019, no taxable income was generated from the operations in the United States of America.

b)	Income tax expense for the three-month periods ended March 31, 2020 and 2019 comprises:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Current -
In Peru	312,877	329,339
In other countries	45,768	50,377
	358,645	379,716

Deferred -
In Peru	(208,779)	51,522
In other countries	(4,067)	(9,073)
	(212,846)	42,449
Total	145,799	422,165

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s Subsidiaries are located.

c)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major Subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016 to 2019
Mibanco, Banco de la Microempresa S.A.	2015 to 2019
Prima AFP S.A	2016 to 2019
Pacífico Compañía de Seguros y Reaseguros	2015, 2017 to 2019
Pacífico Peruano Suiza	2015 to 2017

On September 10, 2019 and December 20, 2019, the Peruvian Tax Authority started the examination of income tax returns of Banco de Crédito del Perú for the year 2014 and 2015, respectively, of Banco de Crédito del Perú, a tax control process that is still in process. Likewise, on December 10, 2019 the Tax Administration notified a Resolution finalizing the process of inspection of the Income Tax declaration of 2013 fiscal year in which a lower tax payment was determined.

It is important to mentioned that the Peruvian Tax Authority is auditing the Income Tax declaration of 2014 of Mibanco and the Income Tax declaration of 2016 of Pacífico Compañía de Seguros y Reaseguros.

The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax calculated by the Subsidiaries located in said countries in the previous 8 years, 3 years and 3 years, respectively, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The annual income tax declarations pending examination by the overseas tax authorities are the following:

Banco de Crédito de Bolivia	2011, 2012, 2014 to 2019
Credicorp Capital Colombia	2016 to 2019
Credicorp Capital Holding Chile	2018 to 2019

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s Subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s Subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019.

20	SHARE-BASED COMPENSATION PLANS

On March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which depend on the country of residence and the annual compensation of the employee.

As of March 31, 2020 and December 31, 2019, the Group has granted 175,564 and 116,594 Credicorp shares, of which 293,240 and 246,931 shares not vested as of March 31, 2020 and December 31, 2019, respectively. During the three-month periods ended March 31, 2020 and 2019, the recorded expense amounted to approximately S/20.1 million and S/26.4 million, respectively, see Note 27.

21	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Contingent credits – indirect loans (b)
Guarantees and standby letters	18,138,220	18,894,456
Import and export letters of credit	2,288,182	2,186,579
Sub-total, Note 7(b)	20,426,402	21,081,035

Responsibilities under credit line agreements (c)	79,706,040	75,615,563
Total	100,132,442	96,696,598

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in Note 13(b).

b)	In the normal course of their business, the Group’s banking Subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the interim condensed consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

22	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Interest and similar income
Interest on loans	2,770,351	2,562,286
Interest on investments at fair value through other comprehensive income	261,189	269,603
Interest on investments at amortized cost	50,848	51,531
Interest on due from banks	49,113	86,699
Interest on investments at fair value through profit or loss	10,697	11,654
Dividends received	7,879	9,667
Other interest and similar income	13,532	10,234
Total	3,163,609	3,001,674

Interest and similar expense
Interest on deposits and obligations	(364,107)	(353,834)
Interest on bonds and notes issued	(198,114)	(226,498)
Interest on due to banks and correspondents	(137,126)	(145,303)
Deposit Insurance Fund	(40,030)	(36,857)
Interest on lease liabilities	(7,803)	(5,985)
Other interest and similar expense	(37,129)	(36,029)
Total	(784,309)	(804,506)

23	COMMISSIONS AND FEES

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Maintenance of accounts, transfers and credit and debit card services	306,906	319,612
Funds and equity management	180,307	169,738
Contingent loans and foreign trade fees	90,596	87,439
Commissions for banking services	57,878	69,095
Brokerage, securities and custody services	22,122	13,091
Penalty commissions	19,809	20,304
Collection services	28,984	32,866
Others	53,727	70,777
Total	760,329	782,922

24	NET GAIN ON SECURITIES

This item consists of the following:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Net gain on investments at fair value through other comprehensive income	37,531	50,588
Net gain in associates (*)	19,225	14,786
Net (loss) gain on financial assets at fair value through profit or loss (**)	(146,020)	62,235
(Provision) recovery of credit loss for investments at fair value through other comprehensive income, Note 6(b)	(11,752)	72
Others	(392)	650
Total	(101,408)	128,331

(*)	It mainly includes the gain of its associated “Entidad Prestadora de Salud” for approximately S/17.2 million during the three-month period ended March, 31 2020 (S/8.9 million during the three-month period ended March 31, 2019).

(**)	The variation is due to the realized losses mainly from the following Subsidiaries occurred during the three-month period ended March 31, 2020:

-	Banco de Crédito del Perú for approximately S/64.9 million, of which: (i) S/63.0 million correspond to realized losses on the sale of financial investments mainly from the Peruvian Treasury bonds (S/37.1 million), Colombian Treasury bonds (S/19.8 million), Colombian Treasury bonds (S/3.3 million) and Mexico Treasury bonds (S/2.5 million), y (ii) S/1.9 million correspond to unrealized losses.

-	Prima AFP for approximately S/62.1 million. It corresponds to the drop of the restricted mutual funds, which was due to the reduction in the profitability of Fund 1 in 10.93 percent, Fund 2 in 13.22 percent and Fund 3 in 18.90 percent, all of this caused by the global crisis of COVID-19. These losses are mainly concentrated in fixed income government securities from emerging countries (Fund 1), and in emerging variable income and local variable income assets (Fund 2 and Fund 3).

25	NET PREMIUMS EARNED

a)	This item consists of the following:

For the three-month periods ended March 31,	Gross written premiums	Technical reserve adjustment(*)	Total gross written premiums (**)	Premiums ceded to reinsurers and co-insurers, net (***)	Results of financial assets designated at fair value through profit and loss, Note 8	Total Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2020
Life insurance	512,946	(48,867)	464,079	(30,130)	(98,243)	335,706
Health insurance	147,757	(8,427)	139,330	(3,281)	–	136,049
General insurance	240,850	35,373	276,223	(120,043)	–	156,180
Total	901,553	(21,921)	879,632	(153,454)	(98,243)	627,935

2019
Life insurance	513,409	(221,772)	291,637	(32,402)	47,242	306,477
Health insurance	141,596	(9,974)	131,622	(2,995)	–	128,627
General insurance	237,533	13,294	250,827	(101,722)	–	149,105
Total	892,538	(218,452)	674,086	(137,119)	47,242	584,209

(*)	The variation during the three-month period ended March 31, 2020 respect to the previous period is mainly due to the following: (i) lower sales in annuities, generating a lower constitution of reserves, and (ii) increase in the market participation of pension insurance and increase in the withholding percentage.

(**)	This item includes earned premiums, reinsurance premiums accepted, and coinsurance premiums accepted and received.
(***)	“Premiums ceded to reinsurers and coinsurers, net” include:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(78,084)	(75,656)
Premiums ceded for facultative contracts, Note 9(b)	(39,752)	(33,216)
Annual variation of reserve risk in progress of premiums ceded, Note 9(b)	(35,618)	(28,247)
	(153,454)	(137,119)

b)      Gross written premiums by insurance type are described below:

	For the three-month periods ended March 31,
	2020		2019
	S/(000)%		S/(000)%
Life insurance (i)	464,079	52.76	291,637	43.26
Health insurance (ii)	139,330	15.84	131,622	19.53
General insurance (iii)	276,223	31.40	250,827	37.21
Total	879,632	100.00	674,086	100.00

(i)	The breakdown of life insurance gross written premiums is as follows:

	For the three-month periods ended March 31,
	2020		2019
	S/(000)%		S/(000)%
Credit life	154,895	33.38	130,892	44.88
Disability and survival (*)	123,524	26.62	101,571	34.83
Individual life (**)	135,916	29.29	(8,834)	(3.03)
Group life	31,705	6.83	52,471	17.99
Annuities	18,039	3.88	15,537	5.33
Total	464,079	100.00	291,637	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)	Health insurance gross written premiums after adjustments include medical assistance which amounts to S/119.5 million and S/110.7 million during the three-month periods ended March 31, 2020 and 2019, respectively; and represents 85.72 percent and 84.05 percent of this line of business at said periods, respectively.

(iii)	General insurance gross written premiums consist of the following:

	For the three-month periods ended March 31,
	2020		2019
	S/(000)%		S/(000)%
Automobile	90,957	32.93	86,702	34.57
Fire and allied lines	67,668	24.50	67,746	27.01
Theft and robbery	33,240	12.03	22,615	9.02
Technical lines (*)	17,433	6.31	16,779	6.69
Third party liability	14,444	5.23	13,810	5.51
Transport	11,334	4.10	10,233	4.08
SOAT (Mandatory automobile line)	9,548	3.46	9,971	3.97
Marine Hull	6,180	2.24	6,822	2.72
Aviation	15,310	5.54	3,048	1.21
Others	10,109	3.66	13,101	5.22
Total	276,223	100.00	250,827	100.00
(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

26	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	For the three-month periods ended March 31, 2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims	260,122	80,319	75,468	415,909
Ceded claims, Note 9(b)	(23,606)	(19,428)	627	(42,407)
Net insurance claims	236,516	60,891	76,095	373,502

	For the three-month periods ended March 31, 2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims	246,516	163,865	82,202	492,583
Ceded claims	(27,126)	(80,602)	(1,038)	(108,766)
Net insurance claims	219,390	83,263	81,164	383,817

27	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Salaries	493,689	445,750
Vacations, medical assistance and others	86,734	78,562
Bonuses	69,505	67,410
Workers’ profit sharing	57,102	58,293
Social security	60,286	56,699
Additional participation	63,247	62,095
Severance indemnities	40,500	39,118
Share-based payment plans	20,120	26,390
Total	891,183	834,317

28	ADMINISTRATIVE EXPENSES

This item consists of the following:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Repair and maintenance	106,360	102,916
Publicity	75,256	76,175
Taxes and contributions	68,017	66,709
Leases of low value and short-term	18,843	22,418
Consulting and professional fees	39,485	41,360
Transport and communications	35,466	41,636
Sundry supplies	23,424	17,564
Security and protection	15,286	17,002
Electricity and water	11,175	12,027
Subscriptions and quotes	10,752	9,570
Services by third-party and others (*)	135,580	130,780
Total	539,644	538,157

(*)	The balances consists mainly of cleaning service, representation expenses, insurance policy expenses and commission expenses.

29	OTHER INCOME AND EXPENSES

This item consists of the following:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Other income
Revenue from sale of loan portfolio	26,078	14,166
Rental income	9,962	13,879
Net income from the sale of property, furniture and equipment	10,319	-
Recoveries of other accounts receivable and other assets	219	128
Net gain from sale of adjudicated assets	1,312	-
Others (*)	69,880	47,432
Total other income	117,770	75,605

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Other expenses
Donations (**)	114,454	4,419
Losses due to operational risk	8,330	6,869
Expenses on improvements in building for rent	6,738	7,144
Provision for sundry risks	5,772	6,195
Association in participation	6,430	2,736
Provision for other accounts receivable	3,367	2,228
Net loss from sale adjudicated assets	-	5,533
Administrative and tax penalties	262	52
Others	30,707	15,001
Total other expenses	176,060	50,177

(*)	During the three-month periods ended March 31, 2020 and 2019, the balance mainly comprises liquidation for sale of Credicorp shares, penalty for breach of contract, commissions for recovery in civil and judicial lawsuits of Personal Credits and Credit Card products; also, collection of commission for relocation, vehicle taxes, municipal property taxes, fines and penalties to clients related to the Leasing product.

(**)	During the three-month period ended March 31, 2020, the Group has made donations mainly through their subsidiaries BCP and MiBanco, a donation amounted of S/100.0 million was the fundraising campaign named “#YoMeSumo” of BCP and S/10.0 million a donation of MiBanco, in both cases, in order to raise funds for the poorest families affected by COVID19.

30	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	For the three-month periods ended March 31,
	2020	2019
Net income attributable to equity holders of Credicorp (in thousands of Soles)	209,274	1,100,867

Number of stock
Ordinary stock, Note 18(a)	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,872,164)	(14,883,274)
(Acquisition) sale of treasury stock, net	(92,761)	(65,095)
Weighted average number of ordinary shares for basic earnings	79,417,392	79,433,948
Plus - dilution effect - stock awards	134,201	113,814
Weighted average number of ordinary shares adjusted for the effect of dilution	79,551,593	79,547,762

Basic earnings per share (in Soles)	2.64	13.86
Diluted earnings per share (in Soles)	2.63	13.84

31	OPERATING SEGMENTS

In the Credicorp Board of Directors organized the Group’s subsidiaries according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. Next, we present the Group´s business lines:

a)	Universal Banking –

Includes the operations related to the granting of various credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and current accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the results and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance and Pensions –

-	Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance –

Includes the management of loans, credits, deposits and current accounts of the small and microenterprises: carried out through Mibanco, Banco de la Microempresa S.A., Banco Compartir S.A. and Edyficar S.A.S. (Encumbra).

d)	Investment Banking and Wealth Management –

Brokerage service and investment management services offered to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations; also, the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All of these services are provided through Credicorp Capital Ltd. and subsidiaries; Atlantic Security Bank (ASB) and the Wealth Management team of BCP.

Management of these business lines is designed to:

-	Promote the joint action of our businesses in order to take advantage of the synergies which resulting from the diversification of our portfolio.

-	Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to bring to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the operating profits or losses and is measured consistently with the operating profits and losses presented in the interim condensed consolidated statement of income.

Financial information by segment is prepared subject to the minimum controls necessary and on a uniform basis, with coherent grouping according to the type of activity and customer. The transfer prices used for determining income and expenses generated among the operating segments are similar to the prices that would be applicable to transactions carried out at arm’s length.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 percent or more of the total income of the Group for the first three-month period ended March 31, 2020 and the first three-month period ended March 31, 2019.

(i)	The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles):

	For the three-month period ended March 31, 2020								As of March 31, 2020
	Income (*)
Operating segments	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	2,820	121	1,616	762	(1,152)	(110)	(81)	146	148,697	132,075
Banco de Crédito de Bolivia	190	1	87	25	(38)	(5)	(6)	7	11,359	10,649
Insurance and Pension funds
Pacífico Seguros and Subsidiaries	807	19	128	683	-	(15)	(2)	100	13,740	11,005
Prima AFP	41	1	-	41	-	(5)	(3)	(4)	974	427
Microfinance
Mibanco	628	12	485	41	(189)	(23)	(17)	34	13,529	11,408
Banco Compartir S.A.	51	12	35	6	(8)	(3)	-	(4)	836	708
Edyficar S.A.S.	12	-	11	(104)	(1)	-	(1)	1	116	64
Investment Banking and Wealth Management	197	(2)	14	146	–	(5)	(3)	(4)	10,715	9,423
Other segments	3	(2)	443	(8)	–	(6)	(33)	(63)	3,878	4,223
Eliminations	–	–	(440)	(492)	(1)	–	–	–	(6,022)	(5,883)
Total consolidated	4,749	162	2,379	1,100	(1,389)	(172)	(146)	213	197,822	174,099

	For the three-month period ended March 31, 2019								As of December 31, 2019
	Income (*)
Operating segments	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	2,821	95	1,489	831	(331)	(86)	(314)	835	139,832	123,057
Banco de Crédito de Bolivia	175	1	78	29	(15)	(3)	(7)	13	10,481	9,744
Insurance and Pension funds
Pacífico Seguros and Subsidiaries	766	(4)	121	808	–	(14)	(2)	78	13,785	10,964
Prima AFP	123	1	1	123	–	(4)	(24)	57	909	211
Microfinance
Mibanco	600	29	468	45	(106)	(12)	(40)	102	13,576	11,489
Banco Compartir S.A.	–	–	–	–	–	–	–	–	1,046	888
Edyficar S.A.S.	12	–	11	(80)	(1)	–	(1)	2	141	80
Investment Banking and Wealth Management	238	3	24	175	–	(5)	(5)	65	9,423	7,950
Other segments	27	38	305	43	–	(7)	(29)	(29)	2,998	992
Eliminations	–	–	(300)	(689)	–	–	–	–	(4,314)	(4,245)
Total consolidated	4,762	163	2,197	1,285	(453)	(131)	(422)	1,123	187,877	161,130

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the interim condensed consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.

(ii)	The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively:

	For the three-month period ended March 31, 2020		As of March 31, 2020		For the three-month period ended March 31, 2019		As of December 31, 2019
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	4,322	2,360	3,835	149,850	4,337	2,177	3,943	142,178
Bermuda	11	-	115	3,098	14	6	117	266
Panama	-	-	-	-	-	-	-	-
Cayman Islands	38	27	20	7,122	94	35	20	5,008
Bolivia	209	97	99	10,769	193	87	93	9,815
Colombia	138	38	427	2,195	81	3	435	2,769
United States of America	10	-	3	7	2	-	3	6
Chile	21	(1)	128	1,058	41	(2)	209	1,088
Total consolidated	4,749	2,521	4,627	174,099	4,762	2,306	4,820	161,130

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the income from interest and similar expenses from banking activities and insurance underwriting result.
(***)	Non-current assets consist of property, furniture and equipment (fixed assets), intangible assets and goodwill and right-for-use assets, net.

32	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions with related parties:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Statement of financial position -
Direct loans	2,269,648	1,657,206
Investments	876,807	935,286
Deposits	(1,846,410)	(751,990)
Derivatives at fair value	3,390	4,984

Off-balance sheet
Indirect loans	421,168	373,865

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Statement of income
Interest income related to loans	8,012	7,225
Interest expenses related to deposits	(2,794)	(3,431)
Other income	1,520	2,595

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. As of March 31, 2020, direct loans to related companies are secured by collateral, had maturities between Abril 2020 and January 2030, at an annual soles average interest rate of 6.21 percent and at an annual foreign currency average interest rate of 4.79 percent (as of December 31, 2019, maturities where between January 2020 and December 2028, and the annual soles average interest rate was 6.21 percent and the annual foreign currency average interest rate was 5.70 ). Also, as of March 31, 2020 and December 2019, the Group maintains an allowance for loan losses for related parties amounting to S/30.1 million and S/12.6 million, respectively.

d)	As of March 31, 2020 and December 31, 2019, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. As of March 31, 2020 and December 31, 2019, direct loans to employees, directors, key management and family members amounted to S/993.4 million and S/1,003.2 million, respectively; they are repaid monthly and earn interest at market rates.

33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the interim condensed consolidated statement of financial position, by categories as defined under IFRS 9 as of March 31,2020 and IAS 39 as of December 31, 2019:

	As of March 31, 2020						As of December 31, 2019
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income
	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	-	-	-	-	26,325,786	26,325,786	-	-	-	-	25,986,762	25,986,762
Guarantee funds, reverse repurchase agreements and securities borrowings	-	-	-	-	4,424,345	4,424,345	-	-	-	-	4,288,524	4,288,524
At fair value through profit or loss	4,185,638	-	-	-	-	4,185,638	3,850,762	-	-	-	-	3,850,762
Investments at fair value through other comprehensive income, note 6(b)	-	-	27,865,207	523,165	-	28,388,372	-	-	25,623,934	578,789	-	26,202,723
Amortized cost investments	-	-	-	-	4,242,643	4,242,643	-	-	-	-	3,477,046	3,477,046
Loans, net	-	-	-	-	114,776,743	114,776,743	-	-	-	-	110,485,717	110,485,717
Financial assets designated at fair value through profit or loss	-	559,321	-	-	-	559,321	-	620,544	-	-	-	620,544
Premiums and other policies receivable	-	-	-	-	822,669	822,669	-	-	-	-	838,731	838,731
Accounts receivable from reinsurers and coinsurers	-	-	-	-	787,672	787,672	-	-	-	-	791,704	791,704
Due from customers on acceptances	-	-	-	-	555,598	555,598	-	-	-	-	535,222	535,222
Other assets, note 13(a)	1,790,770	-	-	-	2,773,091	4,563,861	1,092,107	-	-	-	1,700,861	2,792,968
	5,976,408	559,321	27,865,207	523,165	154,708,547	189,632,648	4,942,869	620,544	25,623,934	578,789	148,104,567	179,870,703

Liabilities

Deposits and obligations	-	-	-	-	119,563,545	119,563,545	-	-	-	-	112,005,385	112,005,385
Payables from repurchase agreements and securities lending	-	-	-	-	8,254,726	8,254,726	-	-	-	-	7,678,016	7,678,016
Due to banks and correspondents	-	-	-	-	9,854,630	9,854,630	-	-	-	-	8,841,732	8,841,732
Bankers’ acceptances outstanding	-	-	-	-	555,598	555,598	-	-	-	-	535,222	535,222
Accounts payable to reinsurers and coinsurers	-	-	-	-	198,473	198,473	-	-	-	-	216,734	216,734
Lease liabilities	-	-	-	-	838,248	838,248	-	-	-	-	847,504	847,504
Financial liabilities at fair value through profit or loss	533,146	-	-	-	-	533,146	493,700	-	-	-	-	493,700
Bonds and notes issued	-	-	-	-	15,178,148	15,178,148	-	-	-	-	14,946,363	14,946,363
Other liabilities, note 13(a)	1,751,719	-	-	-	5,994,663	7,746,382	1,040,282	-	-	-	3,206,544	4,246,826
	2,284,865	-	-	-	160,438,031	162,722,896	1,533,982	-	-	-	148,277,500	149,811,482

34	FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. It also accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short-term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a corner stone of the management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors -

This Board of Directors is responsible for the overall risk management approach and for the approval of the levels of risk appetite that the Group is prepared to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management. On the other hand, the Board establishes an organizational culture which emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the compliance function.

Group Company Boards -

The Board of each of the Group companies is responsible for aligning the risk management established by the Board of Credicorp with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Board of Credicorp in risk management decision-making. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they establish principles, policies and general limits.

The Risk Committee is presided by a Board member of Credicorp, it also consists of a second member of the Board of Credicorp, a Board member of BCP, the General Manager of BCP, the Central Manager of Planning and Finance of BCP, the Central Risk Manager of BCP and the Manager of the Risk Management Division of BCP.

In addition to effectively managing all the risks, the Credicorp Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Credit Risk Committees (retail and non-retail) -

The Credit Risk Committees are responsible for reviewing the tolerance level of the credit risk appetite, the limits of exposure and the actions for the implementation of corrective measures, in case there are deviations. In addition, they propose credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the functions described above and important findings to the Risk Committee.

Treasury and ALM (Asset Liability Management) Risk Committee -

The Treasury Risk Committee and ALM Credicorp are responsible for analyzing and proposing the corporate objectives, guidelines and policies for Treasury Risk Management and ALM of all the companies of the Group. As well as, monitoring the indicators and limits of Credicorp market risk appetite and each of the companies of the Group. Further, they are responsible of be aware of the actions for the implementation of the corrective measures if there are deviations from appetite levels and risk tolerance assumed by the companies of Group. Furthermore, they are responsible for proposing the approval of any changes in the functions described above and for reporting any finding to the Risk Committee.

Credicorp Model Risk Committee -

The Credicorp Model Risk Committee is responsible for analyzing and proposing the actions corrections in case there are deviations with respect to the degrees of exposure assumed in the Appetite for Model Risk. Likewise, it proposes the creation and/or modification of the government for model risk management, monitoring compliance with the same. The Model Risk Committee monitors the Group's data and analytical strategy and the health status of the model portfolio. They are also responsible to inform the Committee of Credicorp Risks on exposures, related to model risk, which involve variations in the risk profile.

Operational Risk Methodology Committee -

The Credicorp Methodological Committee of Operational Risk has as main responsibilities to review the main indicators of Operational Risk of the companies of the Credicorp Group, as well as the progress of the methodologies deployed for Operational Risk and Business Continuity. Likewise, share best practices regarding the main challenges faced by Credicorp Group companies.

(iii)	Central Risk Management -

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by Credicorp Board of Directors. Likewise, it also broadcasts the importance of adequate risk management, specifying in each of the units, their role in the timely identification and definition of actions corresponding.

The Central Risk Management is divided into the following units:

Credit Division -

The Credit Division proposes credit policies and evaluation criteria and credit risk management that the Group assumes with segment customers wholesaler. Evaluate and authorize loan proposals until their autonomy and propose their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Credicorp Board, respecting the laws and regulations in force.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting homogeneous risk management and aligned with the best practices. It also has the task of informing Board of Directors about: global exposure and by type of risk, as well as the specific exposure of each Group company.

Retail Banking Risk Division -

This division is responsible for ensuring the quality of retail portfolio and the development of credit policies that are consistent with the overall guidelines and risk policies set by the Board of Credicorp.

Cybersecurity Management -

The Cybersecurity Management area establishes polices and regulatory framework for information security and cybersecurity risk management. It is also responsible for designing and implementing the strategies used to create and monitor controls that enable the permanent evaluation of regulatory framework effectiveness. In addition, the area supervises the performance of the functions of the responsible units, monitoring the processes used for the identification, assessment, recording and treatment of information security and cybersecurity risks.

Corporate Security and Cybernetic Crime Management -

The Corporate Security and Cybernetic Crime Management is responsible for implementing policies, procedures and actions that safeguard the security of employees, customers and assets of the organization, and protect the Group against incidents of fraud, security and reputational risk. In addition, it fosters a culture of prevention, which minimizes risks in fraud and security.

Non-financial Risks Division -

The Non-financial Risks Division is responsible for defining a non-financial risk strategy aligned with the objectives and risk appetite set by the Board of Credicorp. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks in the Group. Additionally, in order to achieve the objectives defined in the non-financial risk strategy, the Division is responsible for promoting risk culture, developing talent, defining indicators and generating and following-up strategic projects and initiatives.

(iv)	Internal Audit Division and Compliance Division -

The Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates sufficiency and integration level of Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Corporate Compliance and Ethics Division reports to the Board of Directors and is responsible for ensure that Credicorp Group companies specifically comply with regulations that apply to them and the guidelines established in the Code of Ethics.

b)	Risk measurement and reporting systems -

The risk is measured according to models and methodologies developed for the management of each type of risk. Credicorp has risk reports that allow to monitor at the level added and detailed the different types of risks of each company which is exposed. The system provides the facility to meet the appetite review needs by risk requested by the committees and areas described above; as well as comply with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Group's Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on "core" and specific metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

The appetite is integrated into the processes of strategic and capital guidelines, as well as in the definition of the annual budget, facilitating the strategic decision making of the organization.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

34.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present showing positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of the management of this type of risk, Credicorp assigns impairment provisions for its loan portfolio at the date of the interim condensed consolidated statement of financial position.

The Group defines the levels of credit risk assumed based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee of Credicorp.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Other specific control measures are outlined below:

(i)	Collateral -

-	The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments and cash.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. As part of the Group’s policies, the recovered goods are sold in seniority order. The proceeds of the sale are used to reduce or amortize the outstanding credit. In general, the Group does not use recovered assets for its operational purposes.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for this type of risk exposure.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as direct loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

b)	The maximum exposure to credit risk as of March 31, 2020 and December 31, 2019, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets described in Notes 34.7(a), 34.7(b) and the contingent credits detailed in Note 21(a).

Management is confident of its ability to continue controlling and maintaining minimal credit risk exposure within the Group, considering both its loan and securities portfolio.

c)	Credit risk management for loans -

The management of credit risk is mainly based on rating and scoring of the internal models of each company of the Group. In Credicorp, a quantitative and qualitative analysis is made of each client, with regard to his financial position, his credit behavior in the System and the market in which it operates; which is carried out continuously, so as to assemble the risk profile of each operation and client with a credit position in the Group.

In the Group, a loan is internally classified as past due, depending on three aspects: the number of days in arrears based on the contractually agreed due date, the subsidiary and the type of credit. In that sense:

-         Banco de Crédito del Perú, Mibanco and Solución Empresa Administradora Hipotecaria S.A. consider a past due loan:

-	For corporate enterprises, large and medium companies after 15 days past due.
-	For small and micro-business after 30 days past due.
-	For overdrafts, after 30 days past due.
-	For consumer, mortgage and lease operation products, quotas are considered past due internally when they are between 30 and 90 days past due; after 90 days, the pending loan balance is considered past due.

-         Atlantic Security Bank considers a credit past due when its payment schedule of capital and/or interest exceed 30 days in arrears.

-         Banco de Crédito de Bolivia, Edyficar S.A.S. and Bancompartir consider a credit as an internal past due with effect from day 30 in arrears.

Estimate of the expected loss -

The measurement of the credit loss is based on the product of the following parameters: (i) probability of default (PD) (ii) loss given default (LGD), and (iii) Exposure at default (EAD); discounted at the reporting period, using the effective interest rate. The definition of the parameters is presented below:

-           Probability of Default (PD): this is a measurement of credit rating given internally to a customer, designed to estimate their probability of default within a specific horizon. The process of obtaining the PD is carried out through scoring and rating tools.

The Group considers that a financial instrument is in default if it meets the following conditions depending on the type of asset:

-	Consumer Products, Credit Card and SME: If the costumer, at some point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Mortgage Product: If the customer, at some point, presents arrears equal to or greater 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Commercial Banking: Those customers that are in the Special Accounts portfolio or have risk classification as deficient, doubtful or lost, or have refinanced, judicial or written off operations. Also, a customer can be considered as Default in case there are signs of significant qualitative impairment to consider it in said stage.

-	Investments: If the instrument has a Default rating according to external rating agencies such as Fitch, Standard & Poor’s or Moody's or with an indicator of arrears equal to or greater than 90 days. Also, a customer can be considered as Default in case of signs of significant qualitative impairment.

-         Loss Given Default (LGD): Is a measurement which estimates the severity of the loss which would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, depending on the stage of the customer:

-	LGD Workout: The LGD workout is the real loss of the customers who have arrived at the stage of default. The recoveries and costs of each one of the operations are used in order to calculate it (Includes open and closed recovery processes).

-	LGD ELBE (Expected Loss Best Estimate): The LGD ELBE is the loss of the contracts in a default situation, based on the time in arrears of the operation (The longer the operation is in default, the greater will be the loss level).

-         Exposure at Default (EAD): Is a measurement which estimates the exposure at the time of the customer goes into default, taking into account changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused lines.

Accordingly, the estimated of the parameters take into consideration information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic) which are analyzed in order to obtain the expected loss.

The fundamental difference between the credit loss of an account considered as Stage 1 and Stage 2 is the PD horizon. Specifically, the estimates of Stage 1 use a maximum PD of 12 months, while those in Stage 2 will use a PD measured for the entire life of the instrument. The estimates of Stage 3 will be carried out on the basis of a best estimate LGD.

In those cases, in which the portfolio is immaterial and does not have credit score models, the option was to extrapolate the loss ratio of portfolios with comparable characteristics.

Prospective information:

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested. Each macroeconomic scenario used in calculating the expected loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), employment, terms of trade, inflation, among others, for a period of 3 years and a long-term projection.

The estimate of the expected loss for stages 1, 2 and 3 is a weighted estimate that considers three future macroeconomic scenarios. The base, optimistic and pessimistic scenarios, as well as the probability of occurrence of each scenario, are macroeconomic projections provided by the Economic Studies Management. It should be noted that the scenario design is adjusted quarterly. All the scenarios considered apply to portfolios subject to expected credit losses with the same probabilities.

Changes from one stage to another

The classification of an instrument as stage 1 or stage 2 depends on the concept of "significant increase in credit risk" at the reporting date compared to the origin. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days of delay.
-	Additionally, significant risk thresholds were established based on absolute and relative thresholds that depend on the level of risk in which the instrument originated. The thresholds differ for each of the portfolios considered.
-	Additional qualitative reviews are carried out based on the segmentation of risks used in the management of Retail Banking and an individual review in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date according to the management definition used by the Group are considered as stage 3.

Evaluations of a significant increase in risk from initial recognition and credit deterioration are carried out independently on each reporting date. Assets can be moved in both directions from one phase to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1, if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the credit is no longer considered to be impaired.

Expected life

For the instruments in stage 2 or 3, the reserves for losses will cover the expected credit losses during the expected time of the remaining useful life of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected anticipated payments. In the case of revolving products, a statistical analysis was carried out in order to determine what would be the expected life period.

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Peru, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above-mentioned institutions.

The following table shows the analysis of the risk-rating of the investments, provided by the institutions referred to above:

	As of March 31, 2020		As of December 31, 2019
	S/(000)	%	S/(000)	%
Instruments rated in Peru:
AAA	-	-	1,621,270	4.8
AA- a AA+	3,846,829	10.4	1,853,042	5.5
A- to A+	6,680,686	18.1	8,970,590	26.8
BBB- to BBB+	5,491,524	14.9	1,874,556	5.6
BB- to BB+	496,934	1.3	517,146	1.5
Lower and equal to +B	-	-	-	-
Unrated:	-	-	-	-

BCRP certificates of deposit	9,685,268	26.3	8,665,272	25.8
Listed and unlisted securities	518,883	1.4	573,485	1.7
Restricted mutual funds	398,111	1.1	460,086	1.4
Investment funds	123,521	0.3	102,085	0.3
Mutual funds	324,989	0.9	291,024	0.9
Other instruments	129,502	0.4	264,497	0.8
Subtotal	27,696,247	75.1	25,193,053	75.1

	As of March 31, 2020		As of December 31, 2019
	S/(000)	%	S/(000)	%
Instruments rated abroad:
AAA	779,762	2.2	657,787	2.0
AA- a AA+	829,310	2.3	854,501	2.5
A- to A+	1,481,441	4.1	1,581,995	4.7
BBB- to BBB+	2,925,325	7.9	2,974,639	8.9
BB- to BB+	1,379,199	3.7	996,917	3.0
Lower and equal to +B	146,408	0.4	54,316	0.2
Unrated:	-	-	-	-

Listed and unlisted securities	44,824	0.1	88,799	0.3
Participations of RAL funds	328,697	0.9	300,398	0.9
Mutual funds	301,075	0.8	302,528	0.9
Investment funds	250,573	0.7	294,158	0.9
Hedge funds	32,830	0.1	33,223	0.1
Other instruments	620,962	1.7	198,217	0.5
Subtotal	9,120,406	24.9	8,337,478	24.9
Total	36,816,653	100.0	33,530,531	100.0

f)	Concentration of financial instruments exposed to credit risk -

As of March 31, 2020 and December 31, 2019, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	As of March 31, 2020					As of December 31, 2019
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading , hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Central Reserve Bank of Peru	352	-	10,680,069	9,685,268	20,365,689	-	-	21,166,346	8,665,272	29,831,618
Financial services	3,071,100	179,082	24,898,280	4,123,657	32,272,119	2,856,512	237,240	13,281,408	2,883,301	19,258,461
Manufacturing	35,138	28,972	17,223,380	1,177,084	18,464,574	202,554	36,686	15,608,834	1,225,118	17,073,192
Mortgage loans	-	-	19,399,960	-	19,399,960	-	-	18,985,407	-	18,985,407
Consumer loans	-	-	14,783,831	-	14,783,831	-	-	14,809,503	-	14,809,503
Micro-business loans	-	-	5,072,017	-	5,072,017	-	-	13,902,760	-	13,902,760
Commerce	35,752	2,673	18,198,251	508,875	18,745,551	21,228	12,468	12,636,843	452,214	13,122,753
Government and public administration	2,307,534	14,290	4,779,421	7,420,833	14,522,078	1,581,527	12,994	3,985,158	7,170,624	12,750,303
Electricity, gas and water	86,950	47,173	3,736,550	1,990,593	5,861,266	91,055	50,929	3,014,319	2,286,932	5,443,235
Community services	1,773	-	5,362,445	-	5,364,218	-	-	4,858,427	5,798	4,864,225
Communications, storage and transportation	41,437	260,127	6,117,569	1,242,577	7,661,710	17,306	59,392	4,421,095	1,071,335	5,569,128
Mining	91,577	-	3,219,283	163,673	3,474,533	41,687	27,875	3,195,049	146,362	3,410,973
Construction	31,464	979	2,525,297	354,674	2,912,414	20,847	3,967	2,089,164	322,864	2,436,842
Agriculture	19,112	-	3,511,248	19,667	3,550,027	1,963	-	3,050,141	17,887	3,069,991
Insurance	19,713	-	8,483	858	29,054	5,100	-	123,771	986	129,857
Education, health and others	95,426	15,650	1,583,002	747,672	2,441,750	4,543	53,792	1,364,542	644,143	2,067,020
Real estate and leasing	53,950	3,769	7,586,771	437,970	8,082,460	43,203	125,201	7,158,667	1,276,941	8,604,012
Fishing	720	-	455,967	7,955	464,642	321	-	417,067	-	417,388
Others	84,410	6,606	5,566,723	507,016	6,164,755	55,023	-	4,036,066	32,946	4,124,035
Total	5,976,408	559,321	154,708,547	28,388,372	189,632,648	4,942,869	620,544	148,104,567	26,202,723	179,870,703

       (*) It includes non-trading investments that did not pass SPPI test.

As of March 31, 2020 and December 31,2019 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	As of March 31, 2020					As of December 31, 2019
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peru	1,894,058	41,164	132,810,079	21,787,681	156,532,982	688,099	138,293	130,436,702	20,674,142	151,937,236
United States of America	692,809	320,851	1,969,194	2,825,298	5,808,152	568,588	275,991	982,944	2,770,903	4,598,426
Bolivia	535,454	-	9,869,666	674,603	11,079,723	494,547	-	9,218,219	555,028	10,267,794
Colombia	1,135,593	8,138	2,970,059	1,289,064	5,402,854	1,346,042	21,289	2,627,353	385,794	4,380,478
Panama	71,906	-	687,553	96,235	855,694	-	-	905,675	91,571	997,246
Chile	576,763	9,039	2,251,710	471,382	3,308,894	683,822	34,606	2,047,951	450,382	3,216,761
Brazil	25,899	5,057	512,815	43,690	587,461	6,023	5,867	485,594	40,472	537,956
Mexico	27,137	9,818	7,264	231,683	275,902	28,846	18,093	5,962	247,713	300,614
Canada	19,200	210	66,206	99,182	184,798	29,976	-	109,233	108,494	247,703
Europe:
United Kingdom	189,749	18,905	899,530	75,852	1,184,036	189,658	14,950	273,477	80,965	559,050
Others in Europe	129,072	15,893	129,250	45,071	319,286	127,915	17,184	83,979	46,331	275,409
France	572,122	2,083	17,808	171,725	763,738	227,823	8,850	27,244	169,632	433,549
Spain	11,971	-	36,476	34,278	82,725	11,105	-	32,836	32,366	76,307
Switzerland	704	1,138	36,879	39,141	77,862	514	-	980	26,136	27,630
Netherlands	1,072	1,716	17,147	66,214	86,149	-	-	26,024	108,343	134,367
Others	92,899	125,309	2,426,911	437,273	3,082,392	539,911	85,421	840,394	414,451	1,880,177
Total	5,976,408	559,321	154,708,547	28,388,372	189,632,648	4,942,869	620,544	148,104,567	26,202,723	179,870,703

       (*) It includes non-trading investments that did not pass SPPI test.

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s interim condensed consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the interim condensed consolidated statement of financial position.

Similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities borrowing, payables from repurchase agreements and securities lending and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below because they are not offset in the interim condensed consolidated statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master offsetting arrangements do not meet the criteria for offsetting in the interim condensed consolidated statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives;
-	Accounts receivable from reverse repurchase agreements and securities borrowing;
-	Payables from repurchase agreements and securities lending; and
-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

34.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk is not applicable.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book -

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) -

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically-based estimate of the maximum potential loss on the current portfolio from adverse market movements.

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The assessment of portfolio movements has been based on annual historical information and 110 market risk factors, which are detailed below; 18 market curves, 70 stock prices, 18 mutual fund values, 3 series of volatility and 1 survival probability curves. The Group directly applies these historical changes in rates to each position in its current portfolio (method known as historical simulation).

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Credicorp Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 34.2 (b)(ii).

The Group's VaR showed an increase at March 31, 2020, by Interest Rate and Price effect due to the increase in the Fixed Income position, as well as an increase in the volatility of interest rates and equities prices caused by the COVID-19 pandemic. The VaR remains contained within the limits of the risk appetite established by the Bank's Risk Management of each subsidiary.

As of March 31, 2020 and December 2019, the Group’s VaR by risk type is as follows:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Interest rate risk	94,647	9,274
Price risk	14,711	7,809
Volatility risk	2,052	463
Diversification effect	(26,094)	(6,245)
Consolidated VaR by type of risk	85,316	11,301

In VaR calculation, financial instruments from the trading book were taken.

On the other hand, the instruments recorded as fair values through profit or loss are not part of the selling business model and are considered as part of the sensitivity analysis of rates in the next section. See the chart of sensitivity of earnings at risk, net economic value and price sensitivity.

b)	Banking Book -

Non-trading portfolios which comprise the Banking Book are exposed to different risks, given that they are sensitive to market rate movements, which could bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of their net worth.

(i)	Interest rate risk -

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Peru, BCP Bolivia, MiBanco, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

The Group measures potential changes in market prices for investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively. A 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of March 31, 2020 and December 31, 2019 are presented below:

Equity securities
Measured at fair value through other comprehensive income	Change in market prices	As of March 31, 2020	As of December 31, 2019
	%	S/(000)	S/(000)
Equity securities	+/-10	52,237	57,920
Equity securities	+/-25	130,592	144,800
Equity securities	+/-30	156,710	173,760

Funds
Measured at fair value through profit or loss	Change in market prices	As of March 31, 2020	As of December 31, 2019
	%	S/(000)	S/(000)
Participation in mutual funds	+/-10	61,408	59,127
Participation in mutual funds	+/-25	153,519	147,818
Participation in mutual funds	+/-30	184,223	177,381
Restricted mutual funds	+/-10	39,811	46,009
Restricted mutual funds	+/-25	99,528	115,022
Restricted mutual funds	+/-30	119,433	138,026
Participation in RAL funds	+/-10	32,870	30,040
Participation in RAL funds	+/-25	82,174	75,100
Participation in RAL funds	+/-30	98,609	90,119
Investment funds	+/-10	37,409	30,576
Investment funds	+/-25	93,523	76,440
Investment funds	+/-30	112,227	91,728
Hedge funds	+/-10	3,369	3,364
Hedge funds	+/-25	8,423	8,410
Hedge funds	+/-30	10,108	10,092
Exchange Trade Funds	+/-10	2,115	1,360
Exchange Trade Funds	+/-25	5,287	3,399
Exchange Trade Funds	+/-30	6,344	4,079

(ii) Foreign currency exchange risk -

The Group is exposed to fluctuations in foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and overnight and intra-day total positions, which are monitored daily.

As of March 31, 2020, the free market exchange rate for buying and selling transactions for each United States of Dollars, the main foreign currency held by the Group, was S/3.437 (S/3.314 as of December 31, 2019).

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of March 31, 2020 and December 31, 2019, the Group’s assets and liabilities by currencies were as follows:

	As of March 31, 2020				As of December 31, 2019
	Soles	U.S. Dollars	Other currencies	Total	Soles	U.S. Dollars	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	4,268,564	20,135,678	1,921,544	26,325,786	3,960,190	20,762,648	1,263,924	25,986,762
Cash collateral, reverse repurchase agreements and securities borrowing	300,011	3,491,080	633,254	4,424,345	150,009	3,389,090	749,425	4,288,524
Investments:
At fair value through profit or loss	1,353,563	1,364,827	1,467,248	4,185,638	800,370	1,053,925	1,996,467	3,850,762
At fair value through other comprehensive income	19,247,296	7,644,031	974,809	27,866,136	18,221,102	6,869,840	532,582	25,623,524
At amortized cost	4,125,015	99,227	18,401	4,242,643	3,355,579	100,299	21,168	3,477,046
Loans, net	67,391,910	39,083,898	8,300,935	114,776,743	66,737,870	35,598,141	8,149,706	110,485,717
Financial assets designated at fair value through profit or loss	13,399	545,922	-	559,321	44,223	576,321	-	620,544
Other assets	2,246,770	3,618,423	842,207	6,707,400	2,072,867	2,142,237	678,111	4,893,215
Total monetary assets	98,946,528	75,983,086	14,158,398	189,088,012	95,342,210	70,492,501	13,391,383	179,226,094

Monetary liabilities
Deposits and obligations	(60,565,799)	(49,512,600)	(9,485,146)	(119,563,545)	(56,769,748)	(46,319,179)	(8,916,458)	(112,005,385)
Payables from repurchase agreements and securities lending	(6,022,646)	(759,021)	(1,473,059)	(8,254,726)	(5,068,896)	(734,441)	(1,874,679)	(7,678,016)
Due to bank and correspondents	(3,839,029)	(5,622,718)	(392,883)	(9,854,630)	(3,798,717)	(4,709,610)	(333,405)	(8,841,732)
Lease liabilities	(153,145)	(634,193)	(50,910)	(838,248)	(162,103)	(605,036)	(80,365)	(847,504)
Financial liabilities at fair value through profit or loss	-	(210,530)	(322,616)	(533,146)	-	(94,475)	(399,225)	(493,700)
Technical reserves for claims and insurance	(5,378,623)	(4,590,650)	(6,672)	(9,975,945)	(5,642,772)	(4,301,468)	(5,993)	(9,950,233)
Bonds and notes issued	(3,824,085)	(11,087,837)	(266,226)	(15,178,148)	(4,028,893)	(10,660,989)	(256,481)	(14,946,363)
Other liabilities	(5,630,568)	(3,213,874)	(1,056,248)	(9,900,690)	(3,541,350)	(1,951,682)	(874,416)	(6,367,448)
Total monetary liabilities	(85,413,895)	(75,631,423)	(13,053,760)	(174,099,078)	(79,012,479)	(69,376,880)	(12,741,022)	(161,130,381)
	13,532,633	351,663	1,104,638	14,988,934	16,329,731	1,115,621	650,361	18,095,713

Forwards position, net	1,368,178	(823,070)	(469,265)	75,843	1,534,948	(1,351,414)	(116,899)	66,635
Currency swaps position, net	(311,660)	311,660	-	-	281,672	(281,672)	-	-
Cross currency swaps position, net	(808,229)	1,044,793	(396,194)	(159,630)	(787,355)	692,525	(57,715)	(152,545)
Options, net	282,420	(282,420)	-	-	25,071	(25,071)	-	-
Net monetary position	14,063,342	602,626	239,179	14,905,147	17,384,067	149,989	475,747	18,009,803

The Group manages foreign exchange risk by monitoring and controlling the currency position values exposed to changes in exchange rates. The Group measures its performance in soles. (since 2014 considering its change in functional currency, it was measured in U.S. Dollars before), so if the net foreign currency exchange position (U.S. Dollar) is positive, any depreciation of soles would positively affect the Group’s interim condensed consolidated statement of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the interim condensed consolidated statement of income.

The Group’s net foreign exchange position is the sum of its positive open non-soles positions (net long position) less the sum of its negative open non-soles positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the interim condensed consolidated statement of income. A currency mismatch would leave the Group’s interim condensed consolidated statement of financial position vulnerable to a fluctuation of foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of March 31, 2020 and December 31, 2019 in its monetary assets and liabilities and its forecast cash flows. The analysis determines the effect of a reasonably possible variation of the exchange rate against Soles with all other variables held constant on the interim condensed consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the interim condensed consolidated statement of income, while a positive amount reflects a net potential increase:

Currency rate sensitivity	Change in currency rates	As of March 31, 2020	As of December 31, 2019
	%	S/000	S/000
Depreciation -
Soles in relation to U.S. Dollar	5	28,696	7,142
Soles in relation to U.S. Dollar	10	54,784	13,635

Appreciation -
Soles in relation to U.S. Dollar	5	(31,717)	(7,894)
Soles in relation to U.S. Dollar	10	(66,958)	(16,665)

34.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group's subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the corresponding risk teams to maintain a wide diversification by currency, geography, type of funding, provider, producer and term.

The procedure to control the mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the interim condensed consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, an interim condensed consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking and Microfinance:

Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Insurances and Pensions:

Insurances: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacífico Seguros, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserves); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, this last under the methodology of Credicorp.

Pensions: Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on hedge meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as mismatching by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

In the case of Atlantic Security Bank, the risk liquidity management performs through indicators such as Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym) with the core limits of 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

During the first quarter of 2020, the Group maintained a comfortable position, supported by a robust high-quality liquid assets buffer, with ratios well above limits.

34.4	Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk (with the exception of companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are grouped into internal fraud, external fraud, labor relations and job security, relations with customers, business products and practices, damages to material assets, business and systems interruption, and failures in process execution, delivery and management of processes.

One of the Group’s pillars is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. Likewise carries out an active cybersecurity and fraud prevention management, aligned with the best international practices.

The business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services of the organization, which will be periodically tested to measure the effectiveness of the strategy.

In the management of operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are used, and methodologies and best practices are shared among the Group's companies.

The management of information security is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. The Group designs and develops the guidelines described in the policy and procedures to have strategies for availability, privacy and integrity of the information assets of the organization.

34.5	Risk of the insurance activity -

The principal risk the Group faces under insurance contracts is that the actual claims and benefit payments or the timing thereof, differ from expectations. This is influenced by the frequency of claims, severity of claims, actual benefits paid and subsequent development of long-term claims. Therefore, the objective of the Group is to ensure that sufficient reserves are available to cover these liabilities.

The above risk exposure is mitigated by diversification across a large portfolio of insurance contracts. The variability of risks is also improved by careful selection and implementation of underwriting strategy guidelines, as well as the use of reinsurance arrangements. The Group’s placement of reinsurance is diversified so that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Management has performed a sensitivity analysis of the technical reserve estimates, Note 16(c).

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, technical branches, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other type of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

Most of these risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geography. Furthermore, strict claim review policies to assess all new and ongoing claims and in process of settlement, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Credit risk of the insurance activity –

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge the total obligation at maturity.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be granted to corporate counterparties according to their long- term credit ratings.

-	Credit risk from customer balances related to non-payment of premiums or contributions, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance contracts strategy, determining whether the need exists to establish an allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored, and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues Investment Link life insurance contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on Investment Link financial assets.

34.6	Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

As of March 31, 2020 and December 31, 2019, the regulatory capital for the Subsidiaries engaged in financial and insurance activities amounted to approximately S/27,868.3 million and S/25,732 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/7,202.4 million the minimum regulatory capital required as of March 31, 2020 (approximately S/4,151.6 million as of December 31, 2019).

34.7	Fair values –

a)	Financial instruments recorded at fair value and fair value hierarchy –

Financial instruments included in the Level 1 category are those that are measured on the basis of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in the Level 2 category are those that are measured on the basis of observable market factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivative financial instruments -

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, spot exchange rates, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of March 31, 2020, the balance of receivables and payables corresponding to derivatives amounted to S/1,790.8 million and S/1,751.7 million respectively, See Note 13(b), generating DVA and CVA immaterial adjustments that have not changed significantly compared to the period 2019. As of December 31, 2019, the balance of receivables and payables corresponding to derivatives amounted to S/1,092.1 million and S/1,040.3 million, respectively, See Note 13(b), generating DVA and CVA adjustments for approximately S/12.6 million and S/14.0 million, respectively. Also, the net impact of both items in the interim condensed consolidated statement of income amounted to S/3.2 million.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 -

Valuation of certificates of deposit BCRP, corporate, leasing, subordinated bonds and Government treasury bonds are measured calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

Certificates of deposit BCRP (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase Agreement Transactions of Securities with the BCRP.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

-	Valuation of financial instruments included in level 3 -

These are measured using valuation techniques (internal models), based on assumptions that are not supported by transaction prices observable in the market for the same instrument, nor based on available market data.

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of March 31, 2020 and December 31, 2019, the net unrealized loss of Level 3 financial instruments amounted to S/1.6 million and S/1.9 million, respectively. At said dates, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of March 31, 2020 and December 31, 2019, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short-term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest-bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.8	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of March 31, 2020 and December 31, 2019, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	As of March 31, 2020	As of December 31, 2019
	S/(000)	S/(000)
Pension funds	46,607	53,912
Investment funds and mutual funds	39,469	43,635
Equity managed	17,792	18,387
Bank trusts	4,753	4,834
Total	108,621	120,768

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies –

i)	Madoff Trustee Litigation -

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against Credicorp’s subsidiary ASB in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint seeks recovery of approximately US$120 million, which is alleged to be equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry). The Madoff Complaint seeks the recovery of these redemptions from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar “clawback” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and it dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB, filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. The mentioned petition was denied by the Supreme Court in June 2020. Therefore, the defense counsel will need to coordinate with Madoff Trustee´s counsel on a briefing schedule related to their pending motion to replead and request for limited discovery if that is still the desire of the Trustee. The Group believes that ASB has other defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint.

ii)	Fairfield Liquidator Litigation -

In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint against ASB (the Fairfield Complaint) in the Bankruptcy Court (the Fairfield v. ASB Adversary Proceeding). The Fairfield Complaint seeks to recover US$115.2 million from ASB, representing the amount of ASB’s redemptions of certain investments in Fairfield Sentry. These are essentially the same funds that the Madoff Trustee seeks to recover in the Madoff Trustee litigation described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield v. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

Similar to the Madoff Trustee litigation described above, the Fairfield v. ASB Adversary Proceeding and related adversary actions have been pending for many years. In October 2016, the Fairfield Liquidator filed a Motion for Leave to Amend (the Motion for Leave) various complaints, including the Fairfield Complaint. Certain defendants, including ASB, filed a motion to dismiss (the Motion to Dismiss) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. In December 2018, the Bankruptcy Court entered a memorandum decision granting in part and denying in part the Motion to Dismiss and the Motion for Leave (the Memorandum Decision). In March 2019, the Fairfield Liquidator submitted a form of a stipulated order dismissing the adversary proceeding against ASB (the Dismissal Order), as directed by the Bankruptcy Court, but filed notices of appeal, including of the dismissal of the claims asserted against ASB and other defendants, in May 2019. The appeal remains pending.

The Group believes that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and the Fairfield Liquidator’s appeal.

36	EVENTS OCCURRED AFTER THE REPORT PERIOD

From April 1, 2020 until the date of this report, no significant event of a financial-accounting nature has occurred which affects the interpretation of the consolidated financial statements, except for the following paragraphs.

Due COVID-19 Pandemic effects (see Note 2(b)), since April, 2020 Credicorp and subsidiaries have offered its clients in Retail Banking the opportunity to reschedule their loans for 30 or 90 days without incurring in overdue fees and interest on capital during this period, which could generate impairment charges in the short term, according to IFRS9. For this type of loans, IFRS9 require to recalculate the gross carrying amount, and the company shall recognize a modification loss. The gross carrying amount of the loan shall be recalculated as the present value of the new contractual cash flows that are discounted at market effective interest rate. This charge represents a temporal difference which will be amortized over the remaining term of the zero-interest-rate loan. At this time, Management is determining the impacts that could be generated in relation to these rescheduled loans.

Finally, on May 26, 2020 the Peruvian Government was enacted the Supreme Decree 094-2020-PCM to extend the National Emergency period from May 25, 2020 to June 30, 2020.